FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2007

Commission File Number: 000-50422

AMADOR GOLD CORP.

(Exact Name of Registrant, as Specified in its Charter)

711-675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________

Table of Contents

Document 1 Interim Financial Statements for the Period Ending January 31, 2007

Document 2 Management Discussion & Analysis for the Period Ending January 31, 2007

Document 1

Amador Gold Corp.

Consolidated Financial Statements

(Expressed in Canadian Dollars)

For three months ended

January 31, 2007 and 2006

Unaudited – prepared by Management

The financial statements for the three-month period ended January 31, 2007 and 2006 have not been reviewed by the Company’s auditors

Amador Gold Corp.
Consolidated Balance Sheets (unaudited)

	January 31, 2007	October 31, 2006
Assets
Current
Cash and cash equivalents	$ -	$ 540,099
Goods and services tax recoverable	37,149	30,055
Prepaid expenses	-	2,318
	37,149	572,472
Restricted cash (note 7c)	1,342,034	-
Mineral properties (note 3)	2,435,031	2,083,357
Exploration advances (note 4)	12,800	3,385
Equipment	703	760
	$ 3,827,717	$ 2,659,974
Liabilities
Current
Accounts payable and accrued liabilities	$ 45,051	$ 62,204
Due to related parties (note 5)	45,452	46,677
	90,503	108,881
Shareholders’ Equity
Share capital (note 6)	12,139,479	10,480,845
Share subscriptions advance	42,000	-
Contributed surplus (note 6)	549,250	539,250
Share subscriptions receivable	(240,000)	-
Deficit	(8,753,515)	(8,469,002)
	3,737,214	2,551,093
	$ 3,827,717	$ 2,659,974

Going concern (note 1)
Commitments (note 7)

Approved by the Directors:

"Alan D. Campbell" Director "Lynn W. Evoy" Director

- See Accompanying Notes -

Amador Gold Corp.
Consolidated Statements of Operations and Deficit (Unaudited)

For the period ended	January 31, 2007	2006
Administrative expenses
Bank charges	$ 290	$ 208
Consulting fees	79,000	25,523
Amortization	57	81
Investor relations and promotion	17,532	3,737
Legal and accounting	2,563	1,188
Management fees	111,440	121,440
Office administration and miscellaneous	304	753
Part XII.6 tax	200	-
Regulatory fees	10,597	7,078
Transfer agent fees	2,442	1,270
Stock based compensation	10,000	80,000
Less: interest earned	(988)	(20)
	233,437	241,258
Loss before other items and income taxes	(233,437)	(241,258)
Other items
(Write-off) recovery of mineral property expenditures	(51,076)	-
Loss before income tax	(284,513)	(241,258)
Net loss for the period	(284,513)	(241,258)
Deficit, beginning of period	(8,469,002)	(4,271,601)
Deficit, end of period	$ (8,753,515)	$ (4,512,859)
Loss per share - basic and diluted	$ (0.00)	$ (0.01)
Weighted average number of shares	66,585,150	40,453,513

- See Accompanying Notes -

Amador Gold Corp.
Consolidated Statements of Cash Flows (Unaudited)

For the period ended	January 31, 2007	2006
Cash provided by (used for)
Operating activities
Net loss for the period	$ (284,513)	$ (241,258)
Add items not affecting cash:
Amortization	57	81
Write-off of mineral property expenditures	51,076	-
Stock based compensation	10,000	80,000
Change in non-cash operating working capital items:
Goods and services tax recoverable	(14,017)	(16,360)
Prepaid expenses	(2,318)	(19,500)
Accounts payable, accrued liabilities and due to related parties	(18,379)	(47,172)
	(246,535)	(244,209)
Financing activities
Share subscriptions receivable	(240,000)	-
Share subscriptions advance	42,000	-
Issuance of share capital	1,675,800	697,000
Share issuance costs	(46,416)	(25,200)
	1,431,384	671,800
Investing activities
Exploration advances	(9,415)	-
Mineral properties acquisition	(132,755)	(33,527)
Deferred exploration expenditures	(240,744)	(24,313)
	(382,914)	(57,840)
Net increase (decrease) in cash and cash equivalents	801,935	369,751
Cash and cash equivalents, beginning of period	540,099	189,341
Cash and cash equivalents, end of period	$ 1,342,034	$ 559,092
Supplemental cash flow information
Interest received	$ 988	$ 20

Supplemental disclosure of non-cash financing and investing activities (Note 9)

- See Accompanying Notes -

Amador Gold Corp.
Notes to the Consolidated Financial Statements
January 31, 2007

Nature of Operations and Going Concern

Amador Gold Corp. (the "Company") is a public company classified in the natural resource industry, and trades on the TSX Venture Exchange. At January 31, 2007, the Company has interests in properties in the Provinces of Ontario, New Brunswick and British Columbia, Canada.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presume the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The Company’s ability to continue as a going concern is dependent upon achieving profitable operations and upon obtaining additional financing. While the Company is expending its best efforts in this regard, the outcome of these matters cannot be predicted at this time. These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

During the period, the Company incurred a loss of $284,513 (2006 - $241,258; 2004 - $46,666) before income taxes and has an accumulated deficit of $8,753,515 (2006 - $4,512,859; 2005 - $3,877,490). The operations of the Company have primarily been funded by the issuance of common shares. Continued operations of the Company are dependent on the Company's ability to complete equity financing or generate profitable operations in the future. Management's plan in this regard is to secure additional funds through future equity financings, which may not be available or may not be available on reasonable terms.

Significant Accounting Policies

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles.

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Diamondcorp Resources Inc., incorporated on August 2, 2006.

Cash and cash equivalents

For purposes of reporting cash flows, the Company considers cash and short-term investments to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of 90 days or less. The Company places its cash and cash investments with institutions of high-credit worthiness.

Mineral properties

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If put into production, the deferred costs will be amortized over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

2. Significant Accounting Policies (continued)

Mineral properties (continued)

Recorded costs of mineral properties and deferred exploration and development expenditures are not intended to reflect present or future values of resource properties.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

d) Equipment and amortization

Equipment is recorded at cost. Amortization of computer equipment is provided at a rate of 30% per annum on the declining balance method.

e) Environmental expenditures

The operations of the Company may in the future be affected from time to time in varying degree by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

f) Reporting currency and foreign currency translation

The consolidated financial statements have been presented in Canadian dollars, as the Company’s principal operations and cash flows are influenced primarily by the Canadian currency. Monetary assets and liabilities are translated at year-end exchange rates; other assets and liabilities are translated at the rates prevailing at the date of transaction. Revenue and expense items, except for amortization, are translated at the average rate of exchange for the year. Amortization is converted using rates prevailing at the date of acquisition of the related asset.

g) Share capital

i) The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to acquire a share in the Company.

ii) Costs directly attributable to the issue of the Company’s shares are a capital transaction and are charged directly against share capital.

2. Significant Accounting Policies (continued)

h) Stock based compensation

The Company applies Accounting Standard 3870 - "Stock Based Compensation and Other Stock Based Payments" requirement of the Canadian Institute of Chartered Accountants ("CICA").

Under this standard, compensation costs attributable to stock options granted to employees, directors and consultants are measured at fair value at the grant date, and expensed over the expected exercise time frame with a corresponding increase to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

Flow through shares

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian income tax legislation. In 2004, the Company adopted on a prospective basis for flow-through share transactions initiated after March 19, 2004, CICA EIC-146 "Flow-through Shares", which requires a reduction in share capital and the recognition of the related future income tax liability, on the date the expenditures are renounced. The future tax liability is concurrently extinguished on the transfer of the resource expenditure income tax deductions to the flow-through shareholders and the Company recognizes the corresponding future income tax benefit in the consolidated statement of operations for the year then ended.

In 2004 the future income tax benefits from the issue of flow-through shares are reported as a direct reduction in the deficits.

j) Income taxes

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. The future income tax liabilities or assets are measured using tax rates and laws expected to apply in the periods that the temporary differences are expected to reverse. Valuation allowances are provided where (net) future income tax assets are not more likely than not to be realized.

k) Loss per share

Basic loss per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year. The computation of diluted loss per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on loss per share. The dilutive effect of convertible securities is reflected in diluted loss per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted loss per share by application of the treasury stock method. The assumed conversion of outstanding common share options and warrants has an anti-dilutive impact.

2. Significant Accounting Policies (continued)

l) Non-monetary consideration

In situations where share capital is issued, or received, as non-monetary consideration and the fair value of the asset received, or given up is not readily determinable, the fair market value (as defined) of the shares is used to record the transaction. The fair market value of the shares issued, or received, is based on the trading price of those shares on the appropriate Exchange on the date of the agreement to issue shares as determined by the Board of Directors.

m) Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts payable and accrued liabilities, and amounts due to related parties. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

n) Estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those reported.

Asset retirement obligations

The Company follows the recommendations in CICA Handbook Section 3110 – "Asset Retirement Obligations". Under Section 3110, legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities. The liabilities are calculated using the net present value of the cash flows required to settle the obligation. A corresponding amount is capitalized to the related asset. Asset retirement costs are amortized to earnings in a manner consistent with the depreciation or depletion of the underlying asset. The liabilities are subject to accretion over time for increases in the fair value of asset retirement obligations. Management estimates may be subject to material adjustment as a result of changes in regulations, or changes in the means and extent of environmental remediation. Accretions and changes in estimates are accounted for prospectively in the consolidated statement of operations commencing in the period revisions are made.

As at January 31, 2007, the Company does not have asset retirement obligations.

2. Significant Accounting Policies (continued)

Impairment of long-lived assets

The Company follows the recommendations in CICA Handbook Section 3063 – "Impairment of Long-Lived Assets". Section 3063 requires that the Company review for impairment of long-lived assets, including mineral properties and related deferred costs, development costs, and equipment, to be held and used, annually, and whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If such conditions exist, assets are considered impaired if the sum of the undiscounted expected future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount. An impairment loss is measured at the amount by which the carrying amount of the asset exceeds its fair value. When quoted market value prices are not available, the Company uses the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset as an estimate of fair value.

Variable interest entities

The Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 15, "Consolidation of Variable Interest Entities", to provide accounting guidance related to variable interest entities ("VIE"). A VIE exists when the entity’s equity investment is at risk. When a VIE is determined to exist, the guidance requires the VIE to be consolidated by the primary beneficiary. The Company adopted the Guideline effective November 1, 2005 and has determined that it does not have a primary beneficiary interest in VIEs.

3. Mineral Properties

Red Lake Property Group, Ontario

i) Todd Township Property

During fiscal 2004, the Company was granted an option to earn a 100% interest in the Todd Township Property, 5 claim units, 200 acres, in the Red Lake Mining Division, Ontario. Consideration is the issuance of 100,000 common shares (75,000 issued) and $69,000 cash ($21,000 paid) over a 4 year period. In addition, the property is subject to a 2% net smelter royalty in favour of the optionor, of which the Company may purchase 1% of the royalty for $600,000.

ii) Maskootch Lake Property

During fiscal 2004, the Company was granted an option to earn a 100% interest in the Maskootch Lake Property, approximately 32 claim units, 1280 acres, in the Red Lake Mining Division, Ontario. Consideration is the issuance of 100,000 common shares (75,000 issued) and $88,000 cash ($28,000 paid) over a 4 year period. In addition, the property is subject to a 2% net smelter royalty in favour of the optionor, of which the Company may purchase 1% of the royalty for $1,000,000.

3. Mineral Properties (continued)

Silverstrike Property Group, Ontario

Silver Strike Property

Option agreement to acquire a 100% interest in the Silver Strike Property, Ontario. Consideration is $50,000 ($20,000 paid), 150,000 common shares (60,000 issued) and $80,000 in exploration expenses over 4 years. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000.

ii) Silver Claim Property

Option agreement to acquire a 100% interest in the Silver Claim Property, Ontario. Consideration is $150,000 cash ($30,000 paid), 200,000 common shares (100,000 issued) and $200,000 in exploration expenses over 4 years. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000.

iii) Capitol Silver Property

Option agreement to acquire a 100% interest in the Capitol Silver Mine property, located approximately 4 km northeast of Gowganda, Ontario. Consideration is $35,000 cash ($10,000 paid) and 350,000 shares (100,000 issued) payable over 3 years. The Company must incur an aggregate of $60,000 in exploration expenses on the property over 3 years. The property is subject to a 2% net smelter return of which half may be purchased for $1,000,000.

Donovan Basin Property Group, Ontario

i) Thompson Property

Option agreement to acquire a 100% interest in the Thompson Property, Ontario. Consideration is $30,000 ($10,000 paid), 150,000 common shares (60,000 issued) and $60,000 in exploration expenditures over 4 years. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000.

ii) Kell Mine Property

Option agreement to acquire a 100% interest in the Kell Mine Property, Ontario. Consideration is $30,000 ($10,000 paid), 150,000 common shares (60,000 issued) and $60,000 in exploration expenses over 4 years. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000.

iii) Hudson Bay Property

Option agreement to acquire a 100% interest in the Hudson Bay Silver Mine Property, Ontario. Consideration is $35,000 cash ($10,000 paid), 300,000 common shares (100,000 issued) and $60,000 in exploration expenses over 3 years. The property is subject to a 2% net smelter return royalty, half of which can be purchased for $1,000,000.

3. Mineral Properties (continued)

d) Ajax Property Group, Ontario

i) Ajax Property

Purchase and sale agreement to acquire a 100% interest in the Ajax Property, Ontario. Consideration is $80,000 cash (paid) and 300,000 common shares (300,000 issued). The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000.

ii) Banting Chambers Property

Option agreement to acquire a 100% interest in the Banting Chambers Property, Ontario. Consideration is $22,500 cash ($12,500 paid), 150,000 shares (100,000 issued) over two years and $110,000 in exploration expenditures over 3 years. A 2% royalty is payable on the property, half of which can be purchased for $500,000.

iii) Strathy Property

During fiscal 2005, the Company acquired a 100% interest in 3 claims in the Strathy Township property located in Ontario. Consideration was $20,000 cash (paid). The property is subject to a 1% net smelter return royalty, which may be purchased for $250,000 at any time.

iv) Bompas Property

During fiscal 2006, the Company acquired a 100% interest in 2 claims in the Bompas property. Consideration was $10,000 cash (paid). The property is subject to a 2% net smelter return royalty, half of which can be purchased for $250,000.

e) Tetagouche Property, New Brunswick

Option agreement to acquire a 100% interest in the Tetagouche Property, New Brunswick. Consideration is $40,000 cash ($20,000 paid) and 150,000 common shares (60,000 issued) over 3 years. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $750,000.

f) Mennin Lake Property, Ontario

Option agreement to acquire a 100% interest in the Mennin Lake Property, Ontario. Consideration is $142,000 ($37,000 paid), 300,000 common shares (100,000 issued) and $160,000 in exploration expenses over 4 years. The property is subject to a 2% net smelter return royalty, half of which may be purchased for $2,000,000. Commencing on the fifth anniversary of the agreement, advanced royalty payments of $15,000 are payable each year.

g) Fripp Property, Ontario

Option agreement to acquire a 100% interest in the Fripp Property, Ontario. Consideration is being acquired for $5,000 cash (paid), 100,000 common shares (50,000 issued) payable over 4 years and $20,000 in exploration by December 31, 2005. There is a 1% net smelter return of which half may be purchased for $500,000.

3. Mineral Properties (continued)

h) Connor Creek Property, British Columbia

Option agreement to acquire a 50% interest in the Connor Creek Property, located in Nelson Mining Division, British Columbia. Consideration is 400,000 common shares (200,000 issued) and exploration expenditures of $1,000,000 over a 4 year period. If commercial production is reached, an additional 250,000 shares are due to the vendor. During fiscal 2005, $12,500 was paid to the optionor in respect of trenching costs previously incurred.

i) Hunter Gold Property, Ontario

Option agreement to acquire a 100% interest in the Hunter Gold Property, located in Catharine Township, Ontario. Consideration for the property consists of $45,000 cash ($15,000 paid), 250,000 common shares (125,000 issued) and a work commitment of $75,000 over a 3 year period. There is a 2% net smelter return payable to the optionor of which half may be purchased for $500,000 and an additional 0.5% may be purchased for an additional $500,000. There is an underlying royalty on portions of the property ranging from 2 to 4%.

j) Chapleau Property, Ontario

Acquisition agreement with a public company related by common directors to acquire a 50% working interest in 47,278 acres of prospective kimberlite ground in the Chapleau area of Ontario. The Company agreed to pay for staking or leasing costs estimated to be approximately $150,000 plus 15% for administration. Upon payment of the acquisition cost, an agreement was formed to perform further exploration work on a pro rata basis plus a 15% administration fee .

k) Willet Property, Ontario

Option agreement to acquire a 100% interest in the Willet Property, located in Willet Township,

Ontario. Consideration is $30,000 cash ($5,000 paid), 200,000 common shares (50,000 issued) and a work commitment of $75,000 over a 3 year period. There is a 2% net smelter return payable to the optionor, of which half may be purchased for $1,000,000.

l) Savard & Sharpe Property, Ontario

Option agreement to acquire a 100% interest in the Savard & Sharpe Property, located in Savard & Sharpe Township, Ontario. Consideration is $175,000 cash over 3 years ($25,000 paid). There is a 2% net smelter return payable to the optionor, of which half may be purchased for $500,000.

m) Horwood Property Group, Ontario

i) Horwood Gold Property

Option agreement to acquire a 100% interest in the Horwood Gold Property, located in Horwood Township, Ontario. Consideration is $50,000 cash ($30,000 paid) and 200,000 common shares (150,000 issued) over a 2 year period. There is a 3% net smelter return payable to the optionor, of which two-thirds may be purchased for $1,000,000.

3. Mineral Properties (continued)

m) Horwood Property Group, Ontario (continued)

ii) Horwood Gold 2 Property

Agreement to acquire a 100% interest in the Horwood Gold 2 Property, located in Horwood Township, Ontario. Consideration is $6,000 (paid). There is a 2% net smelter return payable to the optionor, of which half may be purchased for $500,000.

iii) Labbe Property

Option agreement to acquire a 100% interest in the Labbe Property, located in Horwood Township, Ontario. Consideration is $30,000 cash ($15,000 paid) and 200,000 common shares (100,000 issued) over a 2 year period. There is a 3% net smelter return payable to the optionor, of which two-thirds may be purchased for $1,000,000.

iv) Ross Windsor Property

Option agreement to acquire a 100% interest in the Ross Windsor Property, located in Horwood Township, Ontario. Consideration is $35,000 cash ($10,000 paid) and 175,000 common shares (50,000 issued) over a 3 year period. There is a 3% net smelter return payable to the optionor, of which two-thirds may be purchased for $1,000,000.

n) East Breccia Property, Ontario

Option agreement to acquire a 100% interest in the East Breccia Property, located approximately 65 km north of Saulte Ste. Marie in Nicolet Township, Ontario. Consideration is $142,000 cash ($12,000 paid), 300,000 shares (50,000 issued), and a work commitment of $160,000 over four years. There is a 2% net smelter return payable to the optionor, which may be purchased for $2,000,000. Commencing on the fifth anniversary of the agreement, advanced royalty payments of $15,000 are payable each year.

o) Gould Copper Mine Property, Ontario

Option agreement to acquire a 100% interest in the Gould Copper Mine Property, located in the Gould Township, Ontario. Consideration for the Property consists of $50,000 cash ($12,000 paid), 140,000 shares (25,000 issued), and a work commitment of $100,000 over 4 years. There is a 2% net smelter return payable to the optionor of which half may be purchased for $750,000.

p) Keith & Sewell Property Group, Ontario

Option agreement to acquire a 100% interest in the Keith and Sewell Property, located in Keith and Sewell Townships, Ontario. Consideration for the Property consists of $90,000 cash payable over 2 years ($21,000 paid), 370,000 shares over 4 years (110,000 issued), and a work commitment of $90,000 over 3 years. There is a 3% net smelter return payable to the optionor of which two-thirds may be purchased for $1,500,000.

3. Mineral Properties (continued)

q) Anderson Lake, Ontario

Option agreement to acquire a 100% interest in the Anderson Lake Property, located in the McTavish Township, Ontario. Consideration for the Property consists of $142,000 cash ($12,000 paid), 300,000 shares (50,000 issued), and a work commitment of $160,000 over 4 years. There is a 3% net smelter return payable to the optionor, of which two-thirds may be purchased for $1,500,000. Commencing on the fifth anniversary of the agreement, advanced royalty payments of $15,000 are payable each year.

r) Patent Property, Ontario

Option agreement to acquire a 100% interest in the Patent Property, located in Sewell and Reeves Townships, Ontario. Consideration for the Property consists of $70,000 cash ($15,000 paid), 250,000 shares (50,000 issued), and a work commitment of $130,000 over 3 years. There is a 3% net smelter return payable to the optionor, of which two-thirds may be purchased for $1,500,000.

s) Morin, Ontario

Option agreement to acquire a 100% interest in the Morin Property, located in the Keith Township, Ontario. Consideration for the Property consists of $110,000 cash ($10,000 paid) and 220,000 shares over 3 years (20,000 issued). There is a 3% net smelter return payable to the optionor, of which half may be purchased for $1,000,000.

t) Loveland Property Group, Ontario

i) Option agreement to acquire a 100% interest in the Loveland 1 Property, located in the Byers and Loveland Townships, Ontario. Consideration for the Property consists of $300,000 cash over 5 years ($50,000 paid), 600,000 shares (100,000 issued), and a work commitment of $150,000 over 5 years. There is a 3% net smelter return payable to the optionor, of which one-third may be purchased for $1,000,000 and an additional one-third may be purchased for $1,000,000.

Commencing 66 months after the date of the agreement, advanced royalty payments of $12,500 are payable every 6 months thereafter, until commercial production commences on the property. A further 100,000 shares will be issued after the completion of a positive feasibility study.

ii) Option agreement to acquire a 100% interest in the Loveland 2 Property, located in the Byers, Thorburn and Loveland Townships, Ontario. Consideration for the Property consists of $300,000 payable over 5 years ($50,000 paid), 600,000 shares payable over 5 years (100,000 issued), and a work commitment of $150,000 over 5 years. There is a 3% net smelter return payable to the optionor of which one-third may be purchased for $1,000,000 and an additional one-third may be purchased for $1,000,000.

Commencing 66 months after the date of the agreement, advanced royalty payments of $12,500 are payable every 6 months thereafter, until commercial production commences on the property. A further 100,000 shares will be issued after the completion of a positive feasibility study.

3. Mineral Properties (continued)

u) Chewett Property, Ontario

The Company acquired a 100% interest in 6 claims in the Chewett Township property located in Ontario for consideration of $15,000 cash (paid). The property is subject to a 2% net smelter return royalty, of which half may be purchased for $750,000.

4. Exploration Advances

The Company advanced $12,800 to a company for exploration expenditures at January 31, 2007 (2006 - $Nil). These advances were subsequently incurred for expenditures on the Ajax and Maskootch properties.

5. Related Party Transactions

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount established and agreed to by the related parties. The amount due to related parties are unsecured, non-interest bearing and have no specific terms of repayment.

  During the period, the Company recorded management fees of $111,440 (2006 - $121,440; 2005 - $6,000) to company controlled by a director of the Company.

  During the period, fees for consulting services in the amount of $79,000 (2006 - $25,523; 2005 - $10,548) were paid to directors and officers of the Company and to A company controlled by a former officer of the Company. At January 31, 2007, $4,240 (2006 - $4,303) was owed to one of the related parties.

  During 2006, the Company acquired a 50% interest in the Chapleau, Forge Lake, and Otter Pond mineral properties from a company with common directors. The Company incurred and deferred $429,155 (2006 - $Nil; 2005 - $Nil) for acquisition and exploration expenses and management fees of $4,990 (2006 - $Nil; 2005 - $Nil) charged by the related company on these properties. At January 31, 2007, $41,212 (2006 - $Nil) was owed to the related company.

  6. Share Capital

  Authorized

  Unlimited number of common shares without par value.

  Issued

	Number of Shares	Share amount
Balance, October 31, 2005	39,417,915	$ 7,866,229
Issued for:
Property acquisitions	1,675,000	246,200
Issued for cash:
Private placements	19,117,833	2,585,175
Exercise of warrants	815,000	91,700
Share issuance costs, cash	-	(84,520)
Income tax benefits renounced on flow-through shares	-	(223,689)
Cancellation of escrow shares	(25,000)	(250)
Balance, October 31, 2006	61,000,748	$ 10,480,845
Issued for:
Property acquisitions	225,000	29,250
Issued for cash:
Private placements	13,965,000	1,675,800
Share issuance costs, cash	-	(46,416)
Balance, January 31, 2007	75,190,748	$ 12,139,479

  Private placements

  i) On January 18, 2006, the Company closed a private placement consisting of 5,650,000 units (of which 2,500,000 are flow-through units and 3,150,000 are non-flow-through units) at a price of $0.10 per unit. Each unit is comprised of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one common share at an exercise price of $0.10 per share, until January 17, 2008.

  ii) On May 18, 2006, the Company closed a private placement consisting of 13,467,833 units (of which 11,911,833 are flow-through units and 1,556,000 are non-flow-through units) at a price of $0.15 per unit. Each unit is comprised of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one common share at an exercise price of $0.20 per share, until May 17, 2008.

  6. Share Capital (continued)

  c) Private placements (continued)

  iii) On December 27, 2006, the Company closed a private placement consisting of 13,965,000 flow-through units at a price of $0.12 per unit. Each unit is comprised of one flow-through common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.15 per share.

  Options

	Number of options	Exercise price
Outstanding and exercisable at October 31, 2006	5,984,000
Options granted	112,500	0.15
Outstanding at January 31, 2007	6,096,500

  As at January 31, 2007, there were 6,096,500 (2006 – 3,909,000) options outstanding as follows:

Expiry date	Exercise price	Number of options
October 8, 2007	$0.10	255,000
December 18, 2007	(re-priced from $0.23) $0.20	85,000
March 2, 2008	(re-priced from $0.25) $0.20	248,000
June 16, 2008	(re-priced from $0.30) $0.20	50,000
January 5, 2009	(re-priced from $0.56) $0.20	430,000
July 28, 2010	$0.10	1,510,000
November 17, 2010	$0.10	1,331,000
February 2, 2011	$0.20	635,000
July 6, 2011	$0.15	1,440,000
November 3, 2011	$0.15	112,500

  Warrants

  As at January 31, 2007, there were 46,347,833(2006 – 25,605,688) warrants outstanding as follows:

Expiry date	Exercise price	Number of warrants
March 23, 2007	$0.10	900,000
June 3, 2007	$0.10	750,000
October 7, 2007	$0.10	11,815,000
January 17, 2008	$0.10	5,450,000
May 17, 2008	$0.20	13,467,833
December 27, 2008	$0.15	13,965,000

  6. Share Capital (continued)

  f) Escrow shares

  During the year ended October 31, 2006, the Company cancelled 25,000 common shares previously held in escrow and returned them to treasury.

  g) Stock based compensation

  The Company, in accordance with the policies of the TSX Venture Exchange, is authorized to grant options to directors, officers, and employees to acquire up to 10% of the issued and outstanding common stock.

  The Company issued 112,500 options on November 03, 2006. Using the assumptions below, the fair value of each option granted is $0.15; compensation expense of $10,000 was recorded in operation and credited to Contributed Surplus.

  Dividend rate 0.00% Expected life 3 years

  Risk-free interest rate 4.02% Expected volatility 95%

  The Company issued 1,440,000 options on July 6, 2006. Using the assumptions below, the fair value of each option granted is $0.09; compensation expense of $130,000 was recorded in operations and credited to Contributed Surplus.

  Dividend rate 0.00% Expected life 3 years

  Risk-free interest rate 4.18% Expected volatility 98%

  The Company issued 635,000 options on February 2, 2006. Using the assumptions below, the fair value of each option granted is $0.12; compensation expense of $76,000 was recorded in operations and credited to Contributed Surplus.

  Dividend rate 0.00% Expected life 3 years

  Risk-free interest rate 3.97% Expected volatility 94%

  The Company issued 1,331,000 options on November 17, 2005. Using the assumptions below, the fair value of each option granted is $0.06; compensation expense of $80,000 was recorded in operations and credited to Contributed Surplus.

  Dividend rate 0.00% Expected life 3 years

  Risk-free interest rate 3.73% Expected volatility 97%

  Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

  6. Share Capital (continued)

  h) Contributed surplus

  The following table summarizes the Company’s Contributed Surplus:

Balance, October 31, 2005	253,000
Stock options granted	286,000
Cancellation of escrow shares	250
Balance, October 31, 2006	539,250
Stock options granted	10,000
Balance, January 31, 2007	$ 549,250

  7. Commitments

  a) On September 21, 2006, the Company’s shareholders approved a Plan of Arrangement ("the Arrangement") dated August 11, 2006 to reorganize certain of the Company’s diamond properties. On September 26, 2006, the final court order approving the Arrangement between the Company and its newly formed subsidiary, Diamondcorp Resources Inc. ("Diamondcorp"), was accepted.

  On the effective date of the Arrangement, the Company’s common shares will be restructured into new common shares and reorganization shares. On the effective date, each shareholder will receive three new common shares and one reorganization share for each three common shares of the Company held on the effective date. Each reorganization share will be exchanged for one Diamondcorp common share such that Diamondcorp will hold all of the reorganization shares. The Company will then redeem all of the reorganization shares and the transfer of the certain mineral properties to Diamondcorp will satisfy the aggregate redemption price.

  The transferred mineral properties and related obligations in respect of these properties held by the Company will be at their carrying values in consideration for a corresponding number of Diamondcorp shares issued at fair value. In addition as contingent consideration from Diamondcorp, certain of the Company’s mineral property agreements contain anti-dilution provisions such that the issue of the Company’s shares will also require the issue of Diamondcorp shares on a three to one basis.

  On the effective date, the exercise price of all outstanding options and warrants will be adjusted and the options and warrants shall be separated so as to be exercisable separately into new common shares and Diamondcorp common shares on the basis that for every three common shares purchasable on exercise of the options and warrants prior to the effective date, the holder thereof will be entitled to purchase, on exercise of options and warrants, three new common shares and separately one Diamondcorp Common Share.

  b) By an agreement dated June 1, 2005, the Company entered into an administrative services agreement with a company controlled by a director and officer. A management fee was payable at a minimum monthly fee of $35,000, a maximum monthly fee of $45,000 in higher activity periods, and a reimbursement of actual out-of-pocket costs plus 5% for administrative overhead.

  7. Commitments (continued)

  c) At January 31, 2007, the Company is obligated to incur approximately $3,188,244 (2006 - $488,266) in eligible Canadian Exploration Expenses prior to December 31, 2007 in order to complete obligations entered into pursuant to flow-through share purchase agreements.

  8. Income Taxes

  A reconciliation of income taxes at statutory rates to the Company’s effective income tax expense is as follows:

	2006	2005	2004
Statutory tax rate	34%	35%	35%

Computed tax recovery	$(1,437,000)	$(121,000)	$(188,000)
Changes in temporary differences	(26,000)	(21,000)	(16,000)
Unrecognized items for tax purposes	1,118,000	29,000	68,000
Benefit of income tax losses not recognized	345,000	113,000	136,000
	$-	$-	$-

  The significant components of the Company’s future income tax assets are as follows:

	2006	2005	2004
Exploration and development deductions	$584,000	$(442,000)	$(55,000)
Non-capital losses carried forward	717,000	437,000	317,000
Other temporary differences	60,000	60,000	57,000
	1,361,000	55,000	319,000
Valuation allowance	(1,361,000)	(55,000)	(319,000)
	$-	$-	$-

  The Company has Canadian non-capital losses carried forward of approximately $2,093,000 (2005 - $1,226,000) that may be available for tax purposes. The potential tax benefits of these losses have not been recognized as realization is not considered more likely than not. The losses expire as follows:

2007	$80,000
2008	$49,000
2009	$70,000
2010	$276,000
2014	$319,000
2015	$349,000
2016	$950,000

  8. Income Taxes (continued)

  The Company has resource pools of approximately $3.8 million (2005 - $2.3 million) available to offset future taxable income. The tax benefit of these amounts is available for carry-forward indefinitely.

  In connection with the issuance of flow-through shares, to date the Company has renounced, to the shareholders, the tax benefits associated with $646,500 (2005 - $283,333) in Canadian exploration expenditures incurred.

  9. Supplemental Cash Flow Information

  The following non-cash transactions were recorded during the period:

January 31,	2007	2006	2005
Investing activities
Mineral property acquisition	$ 29,250	$ 25,125	$ 5,000

January 31,	2007	2006	2005
Financing activities
Stock based compensation included in Contributed Surplus	10,000	80,000	-

  10. Subsequent Events

  In addition to information disclosed elsewhere in these notes, the following occurred during the period subsequent to January 31, 2007:

  On February 8, 2007 the Company closed a private placement consisting of 2,350,000 units (of which 1,600,000 are flow-through units and 750,000 non flow-through units) at a price of $0.12 per unit. Each unit is comprised of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.15 per share.

  On February 13, 2007 the Company acquired a 100% interest in the Gogama Property, located approximately 58 kilometres southwest of Thunder Bay, Ontario for consideration of $45,000 and 200,000 shares. The property is subject to a 2% net smelter return payable, of which half may be purchased for $1,000,000.

  11. Differences between Canadian and United States Generally Accepted Accounting Principles ("GAAP")

  These financial statements are prepared in accordance with GAAP in Canada, which differ in some respects from GAAP in the United States. The material differences between Canadian and US GAAP, in respect of these financial statements, are as follows:

  a) Mineral property exploration and development

  Under US GAAP, mineral exploration and development property expenditures are expensed in the year incurred in a development stage company until there is substantial evidence that a commercial body of ore has been located. Canadian GAAP allows resource exploration and development property expenditures to be deferred during this process.
  US GAAP also requires a separate statement for stockholders’ equity whereas Canadian GAAP does not.
  The effects on the Company’s consolidated financial statements are summarized below:

	For the three months ended	For the years ended
	January 31,	October 31,	October 31,
	2007	2006	2005
Consolidated Statements of Operations and Deficit
Net loss for the year under:
Canadian GAAP	$ (284,513)	$ (4,197,401)	$ (339,777)
Add: Write-down of properties	51,076	3,261,819	-
Less: Mineral property exploration expenditures	(402,749)	(1,818,235)	(1,060,062)
Net loss under US GAAP	$ (636,186)	$ (2,753,817)	$ (1,399,839)
Loss per share – US GAAP	$ (0.01)	$ (0.05)	$ (0.06)

  11. Differences between Canadian and United States Generally Accepted Accounting Principles ("GAAP") (continued)

  a) Mineral property exploration and development (continued)

	For the three For the years ended months ended
	January 31,	October 31,	October 31,
	2007	2006	2005
Consolidated Statements of Cash Flow
Cash flows (used in) operating activities – Canadian GAAP	$(223,380)	(909,962)	(372,743)
Mineral exploration costs capitalized in the year and not expensed	(373,499)	(1,495,250)	(950,901)
Cash flows (used in) operating activities – US GAAP	$(596,879)	(2,405,212)	(1,323,644)
Cash flows (used in) investing activities – Canadian GAAP	$(382,914)	(1,498,635)	(950,901)
Mineral exploration costs capitalized in the year and not expensed	373,499	(1,495,250)	950,901
Cash flows (used in) investing activities – US GAAP	$(9,415)	(3,385)	-
Consolidated Balance Sheets
Assets
Mineral Properties
Canadian GAAP	$ 2,435,031	$ 2,083,357	$ 3,526,941
Resource property expenditures
(cumulative)	(2,435,031)	(2,083,357)	(3,526,941)
United States GAAP	$ -	$ -	$ -
Stockholders’ Equity
Canadian GAAP	$ 3,695,388	$ 2,551,093	$ 3,680,268
Resource property expenditures
(cumulative)	(2,435,031)	(2,083,357)	(3,526,941)
United States GAAP	$ 1,260,357	$ 467,736	$ 153,687

  11. Differences between Canadian and United States Generally Accepted Accounting Principles ("GAAP") (continued)

  b) New accounting pronouncements

  September 2006 - FASB issued Statement No. 157, "Fair Value Measures". This Statement defines fair value, establishes a framework for measuring fair value in GAAP, expands disclosures about fair value measurements, and applies under other accounting pronouncements that require or permit fair value measurements. Statement No. 157 does not require any new fair value measurements. However, the FASB anticipates that for some entities, the application of Statement No. 157 will change current practice. Statement No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of Statement No. 157 but does not expect that it will have a material impact on the consolidated financial statements.

  June 2006 - FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No. 109." This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB No. 109, "Accounting for Income Taxes." This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006.

  In February 2006 - FASB issued Statement No. 155, "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140." This statement permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. It establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are a hybrid financial instrument that contain an embedded derivative requiring bifurcation. In addition, Statement No. 155 clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement No. 133. It also clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives. Statement No. 155 amends Statement No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006.

  November 2005 - FASB issued Staff Position No. FSP (FASB Staff Position) FAS (Financial Accounting Standard) 115-1 – "The Meeting of Other-Than-Temporary Impairment and Its Application to Certain Investments". FAS FSP 115-1 provides accounting guidance for identifying and recognizing other-than-temporary impairments of debt and equity securities, as well as cost method investments in addition to disclosure requirements. FAS FSP 115-1 is effective for reporting periods beginning after December 15, 2005, and earlier application is permitted.

  11. Differences between Canadian and United States Generally Accepted Accounting Principles ("GAAP") (continued)

  b) New accounting pronouncements (continued)

  The adoption of these new pronouncements is not expected to have a material effect on the Company’s consolidated financial position or consolidated results of operations.

  c) Cumulative inception to date information

  Statement of Financial Accounting Standards No. 7, "Accounting and Reporting by Development Stage Enterprises" requires mining companies in the exploration stage to report additional cumulative information from inception. The Company changed its business in August 2002 and entered the mining exploration business. Cumulative inception to date information from August 2002 is as follows:
Consolidated Balance Sheets	Cumulative amounts from inception
Shareholders’ Equity (Stockholders’ Equity)
Share capital
Issued for
Loan bonus	311,111	$ 70,000
Property acquisition	3,045,000	388,975
Issued for cash
Private placements	58,288,548	8,428,675
Exercise of options/warrants	3,712,000	401,750
Shares for debt	4,730,688	614,989
Share issuance costs		(407,010)
Income tax benefits renounced on flow-through shares		(861,454)
Cancellation of the escrow shares	(25,000)	(250)
	70,062,347	$ 8,635,675
Contributed surplus		$ 549,250
Deficit accumulated during the exploration stage		$ (5,336,383)

  11. Differences between Canadian and United States Generally Accepted Accounting Principles ("GAAP") (continued)

  e) Cumulative inception to date information (continued)
Consolidated Statements of Operations	Cumulative amounts from inception
Administrative expenses
Bank charges	$ 4,111
Consulting fees	552,763
Amortization	1,123
Financing fees	102,500
Interest on debt	74,527
Investor relations and promotion	275,419
Legal and accounting	273,238
Management fees	715,200
Office and miscellaneous	45,248
Part XII.6 tax	13,056
Regulatory fees	126,253
Transfer agent fees	46,985
Stock based compensation	519,000
Recovery of prior year expenses	(13,478)
Less: interest earned	(9,819)
Mineral properties	5,241,470
Future income tax benefit renounced on flow through shares	(324,689)
Net loss from inception	$ (7,642,906)

  11. Differences between Canadian and United States Generally Accepted Accounting Principles ("GAAP") (continued)

  e) Cumulative inception to date information (continued)

Statements of Cash Flows	Cumulative amounts from inception
Cash provided by (used for)
Operating activities
Net loss from inception	$ (7,642,906)
Add items not affecting cash:
Amortization	1,123
Financing fee	70,000
Future income tax benefit renounced on flow through shares	(324,689)
Stock based compensation	519,000
Change in non-cash operating working capital items:
Goods and services tax recoverable	(24,420)
Exploration advance	(12,800)
Accounts payable, accrued liabilities and due to related parties	20,235
(7,394,458)
Financing activities
Loans received	541,780
Repayment of loans	(100,000)
Share subscriptions receivable	(240,000)
Share subscriptions advance	42,000
Issuance of share capital	8,833,425
Share issuance costs	(407,010)
8,670,195
Investing Activities
Purchase of equipment	(1,826)
Net increase in cash and cash equivalents	$ 1,273,911

  Amador Gold Corp.
  Schedules of Mineral Property Expenditures
  For the period ended January 31, 2007
	Red Lake Group Ontario	Silverstrike Group Ontario	Donovan Basin Ontario	Ajax Group Ontario	Tetagouche New Brunswick	Mennin Lake Ontario	Fripp Ontario	Connor Creek British Columbia	Blackstock Ontario	Gould Copper Ontario	Hunter Gold Ontario
Acquisition costs
Opening balance	$ 81,880	$ 84,516	$ 120,460	$ 163,552	$ 24,500	$ 45,000	$ 19,472	$ 18,000	$ 15,840	$ 25,715	$ 20,805
Staking costs	-	1,900	-	2,145	-	-	-	-	-	-	-
Option payments cash	-	-	-	-	-	-	-	-	-	-	5,000
Option payments shares	-	-	-	-	-	-	-	4,500	-	-	4,750
Finder's fees cash	-	-	-	-	-	-	-	-	-	-	-
Write-off	-	-	-	-	-	-	-	-	-	-	-
Closing balance	81,880	86,416	120,460	165,697	24,500	45,000	19,472	22,500	15,840	25,715	30,555

Deferred exploration
Opening balance	51,804	86,816	31,694	125,975	116,173	25,169	40,517	59,517	-	4,118	1,219
Consulting	-	-	-	-	-	-	-	-	-	-	-
Drilling	-	2,644	-	-	19,586	-	-	-	-	-	-
Geological	-	-	-	-	7,994	-	-	-	-	7,313	-
Line cutting	-	-	7,800	-	-	-	-	-	-	-	-
Mapping and sampling	780	-	-	-	-	10,585	-	38,650	-	-	-
Miscellaneous	-	-	-	-	-	-	-	200	-	-	600
Management fee	-	-	-	-	-	-	-	-	-	-	-
Surveying	-	-	3,888	13,500	-	-	-	-	-	-	-
Write-off	-	-	-	-	-	-	-	-	-	-	-
Closing balance	52,584	89,460	43,382	139,475	143,753	35,754	40,517	68,367	-	11,431	1,819
Balance, end of period	$ 134,464	$ 175,876	$ 163,842	$ 305,172	$ 168,253	$ 80,754	$ 59,989	$ 120,867	$ 15,840	$ 37,146	$ 32,374

  Amador Gold Corp.
  Schedules of Mineral Property Expenditures
  For the period ended January 31, 2007
	Patent Ontario	Keith & Sewell Ontario	Willet Ontario	Anderson Lake Ontario	East Breccia Ontario	Oke & Ford Property Ontario	Chewett Property Ontario	Horwood Ontario	Loveland Property Group Ontario	Forge Lake Ontario
Acquisition costs
Opening balance	$ 34,000	$ 48,032	$ 11,000	$ 27,950	$ 34,670	$ 134,300	$ 19,680	$ 59,025	$ 92,000	$ 34,000
Staking costs	-	1,165	-	-	-	-	-	-	400	-
Option payments cash	-	-	-	-	-	-	-	30,000	50,000	-
Option payments shares	-	-	-	-	-	-	-	20,000	-	-
Finder's fees cash	-	-	-	-	-	-	-	-	-	-
Write-off	-	-	-	-	-	-	-	-	-	-
Closing balance	34,000	49,197	11,000	27,950	34,670	134,300	19,680	109,025	142,400	34,000

Deferred exploration
Opening balance	836	26,875	1,220	1,210	3,370	-	-	2,071	2,568	5,100
Consulting	-	-	-	-	-	-	-	-	-	-
Drilling	-	-	-	-	-	-	-	-	-	-
Geological	-	-	-	-	14,850	-	-	600	-	-
Line cutting	-	2,981	-	-	-	-	-	-	-	-
Mapping and sampling	-	-	-	-	401	-	-	43,145	-	-
Miscellaneous	-	-	-	-	-	-	-	400	-	-
Management fee	-	-	-	-	-	-	-	168	-	-
Surveying	-	-	-	-	-	-	-	-	-	-
Write-off	-	-	-	-	-	-	-	-	-	-
Closing balance	836	29,857	1,220	1,210	18,621	-	-	46,365	2,568	5,100
Balance, end of period	$34,836	$ 79,054	$ 12,220	$ 29,160	$ 53,291	$ 134,300	$ 19,680	$ 155,410	$ 144,968	$ 39,100

  Amador Gold Corp.
  Schedules of Mineral Property Expenditures
  For the period ended January 31, 2007

	Morin Property Ontario	Otter Pond Property Ontario	Sharpe & Savard Ontario	Chapleau Ontario	McTavish Property Ontario	Holloway Frecheville Property Group Ontario	Total
Acquisition costs
Opening balance	$ 15,000	$ 27,495	$ 10,000	$ 168,265	$ -	$ -	$ 1,335,158
Staking costs	-	-	-	18,458	2,640	-	26,708
Option payments cash	-	6,047	15,000	-	-	-	106,047
Option payments shares	-	-	-	-	-	-	29,250
Finder's fees cash	-	-	-	-	-	-	-
Write-off	-	-	-	-	-	-	-
Closing balance	15,000	33,542	25,000	186,723	2,640	-	1,497,163

Deferred exploration
Opening balance	751	4,124	-	157,073	-	-	748,199
Consulting	-	-	-	2,048	-	3,533	5,581
Drilling	-	-	-	-	-	43,540	65,770
Geological	-	-	-	1,689	-	1,500	33,946
Line cutting	-	-	-	1,140	-	-	11,921
Mapping and sampling	-	-	-	3,716	-	2,503	99,780
Miscellaneous	-	-	-	-	-	-	1,201
Management fee	-	907	-	4,083	-	-	5,158
Surveying	-	-	-	-	-	-	17,388
Write-off	-	-	-	-	-	(51,076)	(51,076)
Closing balance	751	5,031	-	169,749	-	-	937,867
Balance, end of period	$ 15,751	$ 38,573	$ 25,000	$ 356,472	$ 2,640	$ -	$ 2,435,030

  Amador Gold Corp.
  Schedules of Mineral Property Expenditures
  For the year ended October 31, 2006

	Kenora Group Ontario	Red Lake Group Ontario	Silverstrike Group Ontario	Donovan Basin Ontario	Magnum Quebec	Tetagouche New Brunswick	Mennin Lake Ontario	Fripp Ontario	Connor Creek British Columbia	Hunter Gold Ontario	Ajax Group Ontario
Acquisition costs
Opening balance	$ 1,262,157	$ 42,000	$ 41,182	$ 24,600	$ 74,000	$ 12,250	$ 16,000	$ 8,787	$ -	$ 1,800	$ 135,568
Staking costs	2,701	2,880	2,785	71,260	-	-	-	7,560	-	1,880	5,985
Option payments cash	15,000	27,000	30,000	15,000	-	10,000	25,000	-	-	10,000	17,500
Option payments shares	5,000	10,000	10,550	9,600	-	2,250	4,000	3,125	18,000	7,125	4,500
Finder's fees cash	168	-	-	-	-	-	-	-	-	-	-
Write-off	(1,285,026)	-	-	-	(74,000)	-	-	-	-	-	-
Closing balance	-	81,880	84,517	120,460	-	24,500	45,000	19,472	18,000	20,805	163,553

Deferred exploration
Opening balance	1,739,824	-	-	600	40,392	12,109	8,547	-	12,500	-	94,150
Consulting	8,894	-	12,645	13,058	-	13,214	-	5,400	46,237	-	1,400
Drilling	-	-	-	-	-	61,530	-	-	-	-	-
Geological	-	3,566	500	-	(1,680)	7,365	-	-	-	-	-
Line cutting	-	45,550	12,005	17,970	-	-	7,736	-	-	-	4,496
Mapping and sampling	-	-	-	-	-	2,345	-	820	-	-	1,930
Miscellaneous	999	-	122	66	-	(10,500)	51	932	780	1,219	570
Management fee	-	-	141	-	-	-	-	60	-	-	212
Surveying	-	2,688	61,400	-	-	30,110	8,835	33,305	-	-	23,217
Write-off	(1,749,717)	-	-	-	(38,712)	-	-	-	-	-	-
Closing balance	-	51,804	86,813	31,694	-	116,173	25,169	40,517	59,517	1,219	125,975
Balance, end of year	$ -	$ 133,684	$ 171,330	$ 152,154	$ -	$ 140,673	$ 70,169	$ 59,989	$ 77,517	$ 22,024	$ 289,528

  Amador Gold Corp.
  Schedules of Mineral Property Expenditures
  For the year ended October 31, 2006

	Gould Copper Ontario	East Breaccia Ontario	Willet Ontario	Horwood Ontario	Keith & Sewell Ontario	Patent Ontario	Anderson Lake Ontario	Loveland Property Group Ontario	Holloway Frecheville Property Group Ontario	Morin Property Ontario
Acquisition costs
Opening balance	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Staking costs	11,340	15,170	-	900	7,232	5,500	7,700	-	-	1,500
Option payments cash	12,000	12,000	5,000	31,000	21,000	15,000	12,000	50,000	45,000	10,000
Option payments shares	2,375	7,500	6,000	27,125	19,800	13,500	8,250	42,000	42,000	3,500
Finder's fees cash	-	-	-	-	-	-	-	-	-	-
Write-off	-	-	-	-	-	-	-	-	(87,000)	-
Closing balance	25,715	34,670	11,000	59,025	48,032	34,000	27,950	92,000	-	15,000

Deferred exploration
Opening balance	-	-	-	-	-	-	-	-	-	-
Consulting	-	-	-	-	-	-	-	-	502	-
Drilling	-	-	-	-	-	-	-	-	-	-
Geological	3,150	2,000	-	-	-	-	-	550	-	-
Line cutting	-	-	-	-	17,962	-	-	-	3,310	-
Mapping and sampling	-	-	-	-	-	-	-	-	-	-
Miscellaneous	968	1,070	1,220	2,071	951	838	1,210	1,935	1,428	751
Management fee	-	300	-	-	-	-	-	83	-	-
Surveying	-	-	-	-	7,962	-	-	-	22,125	-
Write-off	-	-	-	-	-	-	-	-	(27,365)	-
Closing balance	4,118	3,370	1,220	2,071	26,875	838	1,210	2,568	-	751
Balance, end of year	$ 29,833	$ 38,040	$ 12,220	$ 61,096	$ 74,907	$ 34,838	$ 29,160	$ 94,568	$ -	$ 15,751

  Amador Gold Corp.
  Schedules of Mineral Property Expenditures
  For the year ended October 31, 2006
	Sharpe & Savard Ontario	Chapleau Ontario	Chewett Property Ontario	Blackstock Ontario	Forge Lake Ontario	Oke & Ford Property Ontario	Otter Pond Property Ontario	Total
Acquisition costs
Opening balance	$ -	$ 475	$ -	$ -	$ -	$ -	$ -	$1,618,819
Staking costs	-	159,406	4,680	15,840	-	134,300	-	458,619
Option payments cash	10,000	8,385	15,000	-	34,000	-	27,495	457,380
Option payments shares	-	-	-	-	-	-	-	246,200
Finder's fees cash	-	-	-	-	-	-	-	168
Write-off	-	-	-	-	-	-	-	(1,446,026)
Closing balance	10,000	168,266	19,680	15,840	34,000	134,300	27,495	1,335,160

Deferred exploration
Opening balance	-	-	-	-	-	-	-	1,908,122
Consulting	-	7,228	-	-	-	-	-	108,578
Drilling	-	16,857	-	-	-	-	-	78,387
Geological	-	54,169	-	-	-	-	-	69,620
Line cutting	-	9,155	-	-	-	-	-	118,184
Mapping and sampling	-	26,058	-	-	-	-	-	31,153
Miscellaneous	-	-	-	-	-	-	-	6,681
Management fee	-	42,504	-	-	5,100	-	4,124	52,524
Surveying	-	1,100	-	-	-	-	-	190,742
Write-off	-	-	-	-	-	-	-	(1,815,794)
Closing balance	-	157,071	-	-	5,100	-	4,124	748,197
Balance, end of year	$10,000	$325,337	$19,680	$15,840	$39,100	$134,300	$31,619	$2,083,357

  Document 2

  Amador Gold Corp.

  ("Amador" or the "Company")

  Management Discussion and Analysis
  Form 51-102F1
  For the Period Ended January 31, 2007

  Introduction

  The following management discussion and analysis has been prepared as of March 27, 2007. The selected financial information set out below, and certain comments which follow, are based on and derived from the management prepared financial statements of Amador Gold Corp. (the "Company" or "Amador") for the three months ended January 31, 2007 and should be read in conjunction with them. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles and all numbers are reported in Canadian dollars.

  Additional information related to the Company can be found on SEDAR at www.sedar.com and on the Company's website at www.amadorgoldcorp.com.

  Forward Looking Information

  Certain statements contained in the following Management's Discussion and Analysis constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from actual future results and achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. Readers are also advised to consider such forward-looking statements while considering the risks set forth below.

  Description of Business/Introduction

  Amador is a Canadian listed public company with its shares traded on the TSX Venture Exchange under the symbol "AGX" as a Tier 2 company. The Company is also a Securities & Exchange Commission ("SEC") reporting company and is required to file annual reports on Form 20-F and interim reports on Form 6-K. The Company's registration statement and reports are available on the SEC's web site at http://www.sec.gov/edgar/searchedgar/companysearch.html. Search the Company's filings by name (Amador), Central Index Key (CIK) code (0001266833), or SEC File Number (000-50422).

  Amador is a junior mining exploration company. Its assets consist of Canadian mineral properties and cash. Activities include acquiring mineral properties and conducting exploration programs. The Company funds its operations through the sale of shares of the Company. The mineral exploration business is very high risk and most exploration projects will not become mines. The two most significant risks for the Company are:

  The chances of finding an economic ore body are extremely small;

  The junior resource market, where the Company raises funds, is extremely volatile and there is no guarantee that the Company will be able to raise funds as it requires them.

  Other risk factors include the establishment of undisputed title to mineral properties, environmental concerns and the obtaining of governmental permits and licenses when required. Success is totally dependent upon the knowledge and expertise of management and employees and their ability to identify and advance attractive exploration projects and targets from grass roots to more advanced stages. The Company is fortunate to have attracted highly qualified individuals with superior track records through a number of exploration successes.

  Regulatory standards continue to change making the review process longer, more complex and therefore more expensive. Even if an ore body is discovered, there is no assurance that it will ever reach production. While it is impossible to eliminate all of the risks associated with exploration and mining, it is management's intention to manage its affairs, to the extent possible, to ensure that the Company's assets are protected and that its efforts will result in increased shareholder value.

  Overall Performance

  Success in the junior mining exploration business is measured by a company's ability to raise funds, secure properties of merit and, in a few rare cases, identifying an economic ore body on one of its properties. Not all of these factors are within management's control.

  The ability to raise funds is in part dependent on the state of the junior resource stock market, which in turn is dependent on the economic climate, metal prices and perceptions as to which way the market is headed. The ability to secure properties of merit is in large part dependent on management's contacts.

  Red Lake Property Group

  A. Todd Township Property, Ontario

  On June 23, 2004, the Company acquired an option from 1304850 Ontario Inc. (Perry English) of Souris, Manitoba to earn a 100% interest in 5 claim units covering 200 acres in the old Fahrenheit / Golden Arm Mines Ltd. patents located about 22 kilometers west of the Red Lake Mine. Consideration is, over a 4-year period, to pay $69,000 (as at January 31, 2007, $21,000 has been paid) and issue 100,000 common shares of the Company (as at January 31, 2007, 75,000 shares have been issued). In addition, the property is subject to a 2% net smelter royalty ("NSR") with the Company given the right to purchase 1% of the NSR for $600,000. The agreement was accepted for filing by the Exchange on July 13, 2004.

  The property lies within the Pipestone Bay - St. Paul Bay Deformation Zone, a prominent structural feature characterized by pervasive iron carbonate alteration. The Mount Jamie, Rowan Lake and Red Crest deposits are located in the immediate vicinity of the Todd Property and all are spatially associated with the Pipestone Bay - St. Paul Bay Deformation Zone. The property is underlain by a varied assemblage of east-west striking mafic volcanic flows, metasedimentary rocks and chert-magnetite iron formation. Trenches established in the 1930's exposed quartz veins hosted within iron formation.

  A grid has been established over the property and numerous VLF EM and magnetic anomalies have been identified for follow-up by prospecting and geochem prior to trenching or drilling.

  B. Maskootch Lake Property, Ontario

  On June 23, 2004, the Company acquired an option from 1304850 Ontario Inc. (Perry English) of Souris, Manitoba to earn a 100% interest in approximately 32 claim units covering 1,280 acres in the Birch-Uchi Confederation Lakes belt located 85 kilometers east of Red Lake, Ontario, known as the Maskootch Lake property. Consideration is, over a 4-year period, to pay $88,000 (as at January 31, 2007, $28,000 has been paid) and issue 100,000 shares of the Company (as at January 31, 2007, 75,000 shares have been issued). In addition, the property is subject to a 2% NSR with the Company given the right to purchase 1% of the NSR for $1,000,000. The agreement was accepted for filing by the Exchange on July 13, 2004.

  The property is situated 20 kilometers southeast of the past-producing South Bay Mine. The South Bay copper-zinc-silver massive sulphide deposit produced 1.6 million tons of ore with an average grade of 1.8% Cu, 11.06% Zn and 2.12 ounces silver per ton. The Maskootch Lake property covers a geologic environment permissive for the discovery of volcanogenic massive sulphide and precious metal mineralization. A number of co-incident Horizontal Loop EM and magnetic anomalies remain untested from the initial work carried out by St Joseph Explorations Ltd., Noranda Exploration Company Ltd. and Getty Canadian Metals Ltd. from the late 1970's to the mid 1980's. The north arm of a tightly folded sequence of sericitized, intermediate to felsic pyroclastic rocks and sulphide facies iron formation has been traced by airborne and ground follow-up geophysics and mechanical stripping and trenching over a strike length of 2.5 kilometers. Stripped outcrops southeast of Maskootch Lake has exposed synvolcanic, amphibole-garnet-magnetite alteration identified as autoclastic breccia and strong gossanous alteration reflecting widespread chalcopyrite, pyrrhotite and pyrite mineralization. The mineralization occurs across widths of up to 20 meters over a 200 meter strike length.

  A grid has been established over the property and strong VLF EM and magnetic anomalies appear to coincide with existing mineralized showings. The main anomaly is over 800 metres long, trends under a lake to the west and may be folded to the east where a large 300m by 300m anomaly occurs at what might be the nose of the fold. The grid will be extended over the lake in the winter. Prospecting and geochem sampling are planned in the spring prior to trenching or drilling.

  Silver Properties, Ontario

  A. Silver Strike Property

  On March 28, 2005, the Company acquired an option from Aurora-Larder Lake Mining Corporation Limited to earn a 100% interest in the Silver Strike Property located in the northwestern corner of James Township, Ontario. Consideration is, over a 4-year period, to pay $50,000 (as at January 31, 2007, $20,000 has been paid), issue 150,000 common shares of the Company (as at January 31, 2007, 60,000 shares have been issued) and incur an aggregate of $80,000 in exploration expenses (as at January 31, 2007, $28,529 has been expended). The property is subject to a 2% NSR with a buy back of 1% for $1,000,000. The agreement was accepted for filing by the Exchange on May 11, 2005.

  The Silver Strike Property comprises 256 hectares. The Property is made up of a number of old workings with four shafts being found dating back to the early 20th Century. Previous work has consisted of limited prospecting with interesting copper, silver, nickel and cobalt mineralization being found. The Silver Strike Property is easily accessed by vehicle.

  Compilation of historical data has identified the preferred orientation of silver vein systems on the property. A grid was established over part of the property followed by an Induced Polarization (IP) geophysical survey. The next step will be to complete a soil geochemical survey over the grid followed by tenching or drilling.

  B. Silverclaim Property

  On March 28, 2005, the Company acquired an option from Canadian Prospecting Ventures Inc. to earn a 100% interest in the Silver Claim Property located in the Mickle Township, northern Ontario. Consideration is, over a 4-year period, to pay $150,000 (as at January 31, 2007, $30,000 has been paid), issue 200,000 common shares of the Company (as at January 31, 2007, 100,000 shares have been issued) and incur an aggregate of $200,000 in exploration expenses (as at January 31, 2007, $56,438 has been expended). The property is subject to a 2% NSR with a buy back of 1% for $1,000,000. The agreement was accepted for filing by the Exchange on May 11, 2005.

  The Silverclaim Property comprises 256 hectares. The Property has been extensively worked and is a system of parallel veins with high grade mineralization. In 1980, ENR Partnership and Silver Lake Resources Inc. completed 7,338 feet of surface diamond drilling and in 1982, 18,230 feet of diamond drilling was completed by Silver Lake Resources Inc.

  In 1983, Teck Corporation, Silver Lake Resources Inc. and Lacana Mining Corporation completed a 1,049 foot ramp decline and 3,822 feet of underground drilling. A bulk sample weighing 7.5 tons was taken from the floor of the ramp for 15 feet long and 6 feet wide and assayed 11.277 ounces silver per ton. Also in 1983 a bulk sample weighing 10.3 tons was taken from a 20 foot length and 4 foot width of the vein and assayed 14.390 ounces silver per ton. 110 feet west of the decline a 30 foot drift was driven north on a vein. A bulk sample weighing 624 pounds from a 3 foot wide and 4 foot high section assayed 18.075 ounces silver per ton. This vein was projected north for more than 500 feet. In 1984 Teck carried out 6,600 feet of drilling south of the ramp with several of the holes hitting high grade narrow veins.

  Limited work has been carried out since 1984, partly due to the Temagami Land Caution and partly due to a consolidation of the land position in the area. The Silverclaim Property covers the majority of the known silver showings in the area and recent prospecting has identified a number of other untested parallel veins. Compilation of historical data followed by ground work will be undertaken prior to trenching, drilling and/or additional bulk sampling to further delineate and expand existing silver resources on the Property.

  Compilation of historical data has identified the preferred orientation of silver vein systems and a massive copper sulphide vein on the property. An intial grid with Induced Polarization (IP) survey has been completed. The grid and geophysics will be expanded to cover the Cotley zone prior to drilling to test for silver and/or copper mineralization.

  C. Capitol Silver Property

  On June 21, 2005, the Company acquired an option from Canadian Prospecting Ventures Inc. to earn a 100% interest in the Capitol Silver Mine property, located approximately 4 km northeast of Gowganda, Ontario. Consideration is, over a 3-year period, to pay $35,000 (as at January 31, 2007, $10,000 has been paid), issue 350,000 common shares (as at January 31, 2007, 100,000 shares have been issued) and incur an aggregate of $120,000 in exploration expenses (as at January 31, 2007, $3,893 has been expended). There is a 2% NSR of which half may be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on September 22, 2005.

  High grade nickel, cobalt and silver veins were first discovered on the Capital Silver Property in 1908. The veins were mined during the late 1930's and the latter half of the 1960's. No further exploration or development has been recorded for the property. Potential exists for additional high grade mineralized zones along strike and down dip from the existing workings. Amador will also assess opportunities for bulk tonnage, lower grade nickel, cobalt and silver mineralized zones on the property.

  Compilation of historical data is on-going.

  Donovan Basin Group, Ontario

  During the Spring of 2006, the Company staked 676 units (approximately 27,000 acres) to form one large land package that incorporates the following three properties and all the land in between. This large property covers a newly identified potential silver basin (called the Donovan Basin) that is similar in geology and style to the mineralization in the Cobalt Silver Camp basin and the Gowganda Silver Camp basin.

  A. Thompson Property, Ontario

  On March 28, 2005, the Company acquired an option from Aurora-Larder Lake Mining Corporation Limited, CJP Exploration Inc. and Barry McCombe to earn a 100% interest in the Thompson Property located in the northeastern corner of Donovan and southern part of Charters Township, Ontario. Consideration is, over a 4-year period, to pay $30,000 (as at January 31, 2007, $10,000 has been paid), issue 150,000 common shares of the Company (as at January 31, 2007, 60,000 shares have been issued) and incur $60,000 in exploration expenses (as at January 31, 2007, $12,168 has been expended). The property is subject to a 2% NSR with a buy back of 1% for $1,000,000. The agreement was accepted for filing by the Exchange on May 11, 2005.

  The Thompson Property comprises 416 hectares. This area had been closed to staking and prospecting for twenty years because of the Temagami Land Caution and has never been explored with modern methods and geophysics. The last work conducted on the Property consisted of geophysical surveys in 1960 which identified targets with recommendations for drilling. No drilling was done.

  The Thompson Property is easily accessed by vehicle.

  The Company plans to complete a grid and conduct geophysical surveys to outline existing mineralized silver zones and their strike extent prior to testing by trenching or drilling.

  B. Kell Mine Property, Ontario

  On March 28, 2005, the Company acquired an option from Aurora-Larder Lake Mining Corporation Limited (as to 65%), CJP Exploration Inc. (as to 25%) and Barry McCombe (as to 10%) to earn a 100% interest in the Kell Mine Property located in the southwestern corner of Corkill Township, Ontario (the "Kell Property"). Consideration is, over a 4-year period, to pay $30,000 (as at January 31, 2007, $10,000 has been paid), issue 150,000 common shares of the Company (as at January 31, 2007, 60,000 shares have been issued) and incur $60,000 in exploration expenses (as at January 31, 2007, $10,455 has been expended). The property is subject to a 2% NSR with a buy back of 1% for $1,000,000. The agreement was accepted for filing by the Exchange on May 11, 2005.

  The Kell Property comprises 112 hectares. The area hosts a multiple of known deposits with significant mineralization. This area had been closed to staking and prospecting for twenty years because of the Temagami Land Caution and has never been explored with modern methods and geophysics. The Kell Mine Property exhibits potential for future mineral discoveries of copper, silver, nickel and cobalt.

  Magnetometer and VLF-EM surveys have been completed over the property. A VLF-EM anomaly occurs adjacent to the known mineralized zones. A second larger anomaly is over 500 metres north and parallel to the first anomaly. Both anomalies occur in overburden or swamp. The Kell Property is easily accessed by vehicle.

  Magnetometer and VLF-EM surveys have been completed over the property. A VLF-EM anomaly occurs adjacent to the known mineralized zones. A second larger anomaly is over 500 metres north and parallel to the first anomaly. Both anomalies occur in overburden or swamp. The Company plans to complete an MMI soil survey over anomalous zones prior to drilling for slver, cobalt and nickel.

  C. Hudson Bay Silver Mine Property, Ontario

  On June 21, 2005, the Company acquired an option from Aurora-Larder Mining Corporation Limited to earn a 100% interest in the Hudson Bay Silver Mine Property located in southeastern Leith Township, Ontario. Consideration is, over a 3-year period, to pay $35,000 (as at January 31, 2007, $10,000 has been paid), issue 300,000 common shares of the Company (as at January 31, 2007, 100,000 shares have been issued) and incur $60,000 in exploration expenses (as at January 31, 2007, $16,871 has been expended). The property is subject to a 2% NSR, half of which can be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on July 26, 2005.

  The original Hudson Bay property was staked in 1908 and subsequently acquired and operated by the Hudson Bay Mining Company from 1910 to 1913. Four shafts were sunk, 3 by the Hudson Bay Mining Company and one by Silverado Gowganda in 1936. Production was from a system of parallel veins and consisted of silver and cobalt. No work has been done on this property since the mid 1970s. The Company has compiled historical and plans to conduct ground surveys such as mapping, geophysics and geochem to identify potential mineralized zones on strike and at depth.

  Ajax Group

  A. Ajax Property, Ontario

  On June 13, 2005, the Company entered into a purchase and sale agreement with Aurora-Larder Mining Corporation Limited (as to 50%) and Kirnova Corp. (as to 50%) whereby the Company agreed to purchase an undivided 100% interest in the Ajax Property, Ontario. Consideration is $80,000 (paid) and 300,000 common shares of the Company at a deemed price of $0.085 per share (issued). The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000. The agreement was accepted for filing by the Exchange on June 30, 2005.

  Nickel, copper, gold, platinum, palladium, silver and cobalt mineralization occur in disseminated blebs and aggregates of sulphides in a peridotite body with serpentinized horizons.

  Historical reports indicate the property was first staked in 1910 with platinum being discovered in 1929. In 1934, a vertical shaft was sunk to a depth of 245 feet with lateral mine development on the 100 and 200 foot levels totaling 2,200 feet. By 1937, 3,318 tons were milled from the underground workings and an open pit (metal content was not reported). The next reported production occurred from 1974-1976 when Kanichee Mining and Jack Koza Limited enlarged the open pit and removed the shaft pillar. During this period, 1,393,144 lbs of nickel and 3,117,490 lbs of copper were recovered from 278,263 tons milled. The mine was forced to close February 6, 1976 when Falconbridge Nickel terminated its contract to buy the concentrates. The open pit and workings have remained flooded since 1976.

  Reports suggest that the depth and strike potential of mineralized zones have not been fully explored. In addition, mineralized zones on the property contain precious metals (Pt, Pd, Au, Ag) and cobalt that do not appear to have been fully assessed. Higher grade zones may also occur within the existing resource or elsewhere on the property that are amenable to underground mining.

  Peter Caldbick. P. Geo. is the Qualified Person for the purposes of National Instrument 43-101 for the Company's Ajax Project.

  In December 2005, the Company had a detailed Geotech airborne VTEM geophysical survey flown over the Ajax property to follow the down plunge extension of the Ajax nickel-copper-pgm sulphide resource, and to evaluate possible untested new zones at depth. The new VTEM system has identified the known mineralized zone associated with the Ajax mine and new potential mineralized targets at depth that have not been tested. The Company has also established a grid over part of the property and completed an Induced Polarisation (IP) geophysical survey to identify disseminated nickel and PGM mineralization that would not be seen by the VTEM survey. Results of this work are pending. When received, the survey results will be compiled with historical data to help outline existing and identify new zones for testing. The results will also be used to design a drill program to outline a 43-101 compatible resource calculation for existing mineralization beneath the Ajax open pit and its extension.

  B. Banting Chambers Property, Ontario

  On July 21, 2005, the Company acquired an option from Kirnova Corp. and Todd Keast to earn a 100% interest in the Banting Chambers Property located approximately 20 km northwest of Temagami, Ontario. Consideration is to pay $22,500 (as at January 31, 2007, $12,500 has been paid), issue 150,000 common shares of the Company (as at January 31, 2007, 100,000 shares have been issued) over two years and incur $110,000 in exploration expenditures (as at January 31, 2007, $18,661 has been expended) over three years. The property is subject to a 2% NSR is payable on the property half of which can be purchased for $500,000. The agreement was accepted for filing by the Exchange on August 23, 2005.

  The Banting Chambers Property is a copper-nickel-platinum-palladium-gold-silver prospect which consists of four, 62 unit claims. The targets are two gabbroic intrusives located in Banting and Chambers Townships which may be similar to the Ajax Mine, located 6.5 kilometers southwest, which are hosted in a gabbroic intrusive. Amador recently acquired the property which has the Ajax Mine situated on it (see News Release dated June 23, 2005). Surface bedrock exposure on both the Banting and Chambers intrusives is less than 5% which limited historical surface mapping.

  In addition, Temex Resources announced a high grade gold discovery assaying 6,222 grams per tonne from a 10 centimetre vein in a mafic intrusive boulder on March 30, 2004. Temex has acquired a large land package in efforts to trace the source of the boulder. The land package is adjacent to the Banting/Chambers gabbro intrusions.

  In December 2005, the Company had a detailed Geotech airborne VTEM geophysical survey flown over the Banting-Chambers property. The VTEM survey identified a number of targets that will be followed up by prospecting and geochem prior to trenching or drilling to test for nickel-copper-pgm sulphide zones similar to those at Ajax.

  C. Strathy Township Property, Ontario

  On July 19, 2005, the Company agreed to acquire from Pat Gryba of Timmons, Ontario a 100% interest in three (3) mineral claims comprising a total of 11 units located in the Strathy Township, Ontario in the Sudbury Mining Division, Ontario. Under terms of the agreement Amador agreed to pay $20,000 (paid). The property is subject to a 1% net smelter return royalty is payable on the property which can be purchased for $250,000.

  This property is adjacent to the Ajax property and was also flown with the Geotech VTEM airborne survey (refer to Ajax Property discussion above).

  D. Bompas-Strathy Properties, Ontario

  On December 9, 2005, the Company acquired an option from Pat Gryba to earn a 100% interest in 2 mineral claims (comprising a total of 17 units) situated in the Bompas and Strathy Townships, Ontario. Consideration is $10,000 (paid). There is a 2% NSR payable, of which half may be purchased for $250,000.

  The Strathy Property is being assessed for nickel-copper-PGM mineralization potential as part of the Ajax work program. The Bompas property will be explored for Molly mineralization.

  Tetagouche Property, New Brunswick

  On May 6, 2005, the Company acquired an option from Merton Stewart to earn a 100% interest in the Tetagouche Property, New Brunswick. Consideration is over a 3-year period, to pay $40,000 (as at January 31, 2007, $20,000 has been paid) and issue 150,000 common shares of the Company (as at January 31, 2007, 60,000 shares have been issued). The property is subject to a 2% NSR with a buy back of 1% for $750,000. The agreement was accepted for filing by the Exchange on June 30, 2005.

  Gold and silver mineralization on the Tetagouche Property is associated with silicified zones in shears within a meta-sedimentary/volcanic sequence of sericite and chlorite-sericite schists. Mineralization within silicified zones consists mainly of arsenopyrite with associated silver and gold. Higher grade zones contain patches of sphalerite and galena. Disseminated arsenopyrite can be found in the sericite and chlorite schists adjacent to the silicified zones and increases in concentration closer to the zones.

  Silver - gold intercepts (10.33oz Ag/ton, 0.012 oz. Au/ton over 5.9m core length, and 4.27 oz Ag/ton, 0.044 oz. Au/ton over 9.66m ) cored in two previous drill holes in 1989 are open along strike and at depth. Mineralization occurs within silicified felsic tuffs of the Ordovician Tetagouche Group as well as in Devonian gabbro. Pyrite, arsenopyrite, galena and sphalerite are the principal sulfides accompanying mineralization.

  Subsequent to year end, the Company drilled four diamond drill holes totalling 263 metres. DDH-TS-05-01 intersected 3.1 metres of 621.3 g/t Ag, 0.74g/t Au/t./3.1 metres. DDH-TS-05-04 intersected 174.9g/t Ag, 0.66g/t.Au over a core length of 7.7 metres. Included in this latter intercept was a higher grade zone of 416g/t Ag, 1.16g Au/g/t over 2.3 metres. Hole TS-05-04 tested the down dip extension of a silver-gold zone drilled in 1989 that intersected 353.2/t Ag, 0.42g/t Au over 5.88 metres, including 1.52m of 1062g/t Ag and 0.76g/t Au.

  The precious metal mineralization has been explored to shallow depths over a strike length of 120 metres and is open along strike and to depth. Two discrete mineralized zones were intersected in most drill holes. The vein - breccia type mineralization, which also contains lead and zinc, occurs within Ordovician felsic volcanics and tuffs of the Bathurst base metal mining district. The breccia veins are characterized by silica flooding and strong sericite alteration.

  Seven diamond drill holes were completed during 2006. Drill results indicate the presence of an argentiferous, brecciated, silicified zone over 200 metres in length and containing significant concentrations of precious metals over narrow to significant widths. The 2006 drill results were significantly lower than those of 2005 although the zone looks visually similar. Samples from the current drilling as well as from the 2005 drilling will be re-analyzed and submitted for polished thin section examination in order to determine whether or not there is a significant difference in mineralogy with increased depth. This work will be used to assess potential for an increase in silver grade along strike or at depth.

  Mennin Lake Property, Ontario

  On July 28, 2005, the Company acquired an option from Ken Fenwick (as to 60%) and George Lucuik (as to 40%) to earn a 100% interest in the Mennin Lake Property, Ontario. Consideration is, over a 4-year period, to pay $142,000 (as at January 31, 2007, $37,000 has been paid), issue 300,000 common shares of the Company (as at January 31, 2007, 100,000 shares have been issued) and incur an aggregate of $160,000 in exploration expenditures (as at January 31, 2007, $25,169 has been expended). The property is subject to a 2% NSR, half of which may be purchased for $2,000,000. Commencing on the fifth anniversary of the agreement advance royalty payments of $15,000 are payable each year. The agreement was accepted for filing by the Exchange on August 24, 2005.

  The Mennin Lake Property consists of 7 mining claims in the Kenora Mining Division, Ontario. The Property is located 53 km south of Dryden, Ontario. Dome Exploration first found molybdenum mineralization in narrow quartz veins within granodiorite while prospecting in 1965. In 1966, Dome's soil survey outlined a 1700m long and 300-800m wide molybdenum anomaly.

  Three holes were drilled to test part of the anomaly late in 1966. According to Ontario Geological Survey (OGS) Report #5659, "No single, discrete mineralization zone was intersected by the drilling; it was found instead that the granodiorite is invaded by numerous quartz veins and stringers ranging from a fraction of a centimeter to over 15 cm. wide mineralized with molybdenite flakes, and fine gained films on slip planes and minor chalcopyrite, pyrite and fluorite. All three drill holes revealed similar mineralization patterns and vein distributions." No assays are available, however intersections were considered not economic at the time and no further work was reported.

  In 1982, the OGS discovered more molybdenum mineralization in north trending quartz veins approximately 3 km north of the initial Dome Discovery, on the Mennin Lake Property. OGS report #5659 indicates the style of mineralization is the same for both occurrences and "every quartz vein, regardless of width, carries at least some molybdenite".

  The primary exploration target for the Mennin Lake property is a large tonnage molybdenum-copper body. Reports suggest there may also be tungsten and/or tin associated with the mineralization.

  The Company has completed two grids over mineralized zones identified in historical documents and by prospecting on the property. Magnetometer and VLF-EM surveys have identified numerous geophysical targets that could be associated with structures controlling molybdenum and/or gold mineralization on the property. Soil geochemical samples have been taken and sent for analyses, results are pending. The next step will include soil geochemical surveys to outline the extent of mineralization followed by Induced Polarization (IP) and/or to outline areas with increased sulphide mineralization for follow-up trenching and drilling.

  Fripp Property, Ontario

  On August 22, 2005, the Company acquired an option Filo Exploration Services Limited and David V. Jones (each as to 50%) to purchase a 100% interest in the Fripp Property, Ontario. Consideration is, over a 4-year period, to pay $5,000 (paid), issue 100,000 common shares of the Company (as at January 31, 2007, 50,000 shares have been issued) and incur $20,000 in exploration expenditures by December 31, 2005 (paid). The property is subject to a 1% NSR is payable on the property half of which can be purchased for $500,000. The agreement was accepted for filing by the Exchange on September 30, 2005.

  Trenching in 1965 uncovered narrow pyrrhotite veins in a serpentinized ultramafic sill on the Property. Grab samples returned assays as high 1.28% Ni from vein material with samples of disseminated pyrrhotite in the ultramafic near its' contact with diorite returning up to 0.5% nickel. The Company plans to explore this zone and other parts of the Property that have not been thoroughly tested for massive nickel-copper mineralization. A VTEM airborne survey has been flown over the property to identify potential nickel and copper sulphide mineralization for follow-up by ground soil geochemical surveys, trenching or drilling in 2007.

  Hunter Gold Property, Ontario

  On September 19, 2005, the Company acquired from Aurora-Larder Mining Corporation Limited and Katrine Exploration and Development Inc. (each as to 50%) an option to earn a 100% undivided interest in the Hunter Gold Property, located in the Catharine Township, Ontario. Consideration is, over a 3-year period, to pay $45,000 (as at January 31, 2007, $15,000 has been paid), issue 250,000 common shares of the Company (as at January 31, 2007, 125,000 shares have been issued) and incur an aggregate of $75,000 in exploration expenditures (as at January 31, 2007, $1,219 has been expended). There is a 2% net smelter return royalty payable on the property, of which half may be purchased for $500,000 and an additional .5% may be purchased for an additional $500,000. There is an underlying royalty on portions of the property ranging from 2 to 4%. The agreement was accepted for filing by the Exchange on November 21, 2005.

  The property covers an historical showing that was examined by Goldfields Canadian Mining Limited back in 1993. Goldfields' stripping uncovered two parallel gold bearing structures that have not been fully tested.

  The Company plans to establish grids for sampling and geophysics of known mineralized zones and their potential extensions prior to trenching and drilling.

  Connor Creek Property, British Columbia

  On September 20, 2005, the Company acquired an option from Kootenay Gold Inc. ("Kootenay") to earn a 50% undivided interest in the Connor Creek Property, British Columbia (Nelson Mining Division). Consideration is, over a 4-year period, to issue 400,000 common shares of the Company (as at January 31, 2007, 250,000 shares have been issued) and incur an aggregate of $1,000,000 in exploration expenditures (as at January 31, 2007, $59,517 has been expended). If commercial production is reached, an additional 250,000 shares are payable. The agreement was accepted for filing by the Exchange on December 22, 2005.

  The Connor Creek property contains a new shear hosted gold discovery in an area with previously known gold occurrences. There are two styles of gold mineralization found on the property:

  o Gold bearing semi-massive to massive sulfide veins containing pyrrhotite, chalcopyrite, arsenopyrite, sphalerite, and galena. Three previously known occurrences of mineralization occur on the property.

  o New gold mineralized shear zone containing disseminated to semi massive sulfides. Grab samples from bedrock contained gold values ranging from background to 30,765 ppb gold, greater than 10,000 ppm copper, 10,000 ppm zinc and 1000 ppm silver. The new shear zone has been traced for over 300 meters of strike and previous untested gold anomalies in soils and old pits occurring along the strike of the shear suggest a significant minimum lateral extent of gold mineralization of 1000 meters . The shear is open in both directions and is about 50 meters wide. Sampling to date are grab samples.

  A soil sampling survey was conducted late in the 2005 season over the new gold mineralized shear and one of the historic gold occurrences. A grid measuring 2.0 km by 650 meters was established with wing lines each 50 meters and samples collected on them at every 25 meters. In areas of greater overburden wing lines were spaced at 100 meters. Results of the survey are positive showing good coincident gold, copper and zinc geochemical anomalies. The primary anomaly trends north south for at least 1.5 km by 500 meters. It trends off of the grid coverage in both directions. Gold values range to a high of 1554.1 ppb, copper to 603.8 ppm and zinc to 1472 ppm from background levels of less than 6 ppb gold, less than 30 ppm copper and less than 110 ppm zinc. A second coincident anomaly sits in the northwest part of the grid and spans discontinuously between 450 and 650 meters by 175 and 300 meters. This anomaly also trends north south and contains highs of 414.5 ppb gold, 326.4 ppm copper and 668 ppm zinc against the same background values. Internal to the overall trend are north northeast and northwest trends. The anomalies seem to reflect structural zones and possibly an intrusive contact.

  During the 2006 season geophysical, geochemical and geological surveys were completed resulting in the discovery of several excellent geochemical and geophysical anomalies. A total of 350 line kilometers of airborne geophysical survey using AeroTem II time domain EM and high cesium Magnetometer were flown and 3.0 square kilometers of soil grid was established to follow up on anomalies identified in 2005. A total of 685 soil samples were taken from the extended grid.

  Results of the 2006 season are very encouraging. The extended soil grid has now established a broad area of anomalous gold, copper, lead, zinc and silver across the 1.2 by 3.2 kilometer grid. There are 5 distinct groupings of soil anomalies variably associated with northwest magnetic low lineaments, north or northeast trending magnetic highs, EM anomalies with areas of shearing, silicification, sericitization and sulfide mineralization typically hosted in Jurassic aged sediments within 100 to 200 meters of Jurassic aged granodiorite intrusives.

  Values in soils range from background to a maximum of 1554 ppb (parts per billion) for gold, 2.2 ppm (parts per million) for silver, 604 ppm for copper, 216 ppm for lead and 4382 ppm for zinc.

  A summary of the 5 distinct soil anomalies are:

  The northwest end of the grid a broad zone about 1 kilometer square in area with coincident copper (57 to >170 ppm), lead (20 to >72 ppm), zinc (160 ppm to >704 ppm) and gold (16 ppb to >123 ppb). A strong EM anomaly 200 by 300 meters in size is coincident with the higher values of copper, lead, zinc and gold.

  The original powerline showing forms an area of anomalous gold in soils (16 ppb to 1554 ppb) along a north south trend 1.5 kilometers long by 50 to 150 meters and open at both ends. The northern 800 meters of this anomaly contains better than 39 ppb gold. Previously reported grabs of rock samples returned 6184 ppb, 7277 ppb, 11,920 ppb gold. Gold is associated with a silicified shear with disseminated pyrrhotite, pyrite, arsenopyrite and chalcopyrite adjacent and parallel to a magnetic high.

  A coincident lead, zinc and arsenic anomaly sitting on the western edge mid way down the grid this anomaly is open to the north and south. Lead values are 20 to >72 ppm, zinc values are . 162 ppm and arsenic varies from 14 to > 80 ppm.

  Sitting to the southeast of anomaly 2 this northeast trending anomaly consists of coincident copper, zinc, lead silver and gold along a 1.0 kilometer by 300 meter area open to the northeast. Copper values are > 57 ppm and zinc values vary from 162 to > 704 ppm. The lead, silver and gold values appear as discrete bulls eyes. A single circular EM anomaly 100 meters wide sits upslope at the edge of the soil anomaly. The soil anomaly also sits along the edge of a northeast trending magnetic high. This anomaly overlies and extends the potential of the mineral occurrence called the Debbie.

  Located in the southeast corner of the grid coverage this anomaly is a strong north south trending silver dominant anomaly 450 meters by 125 meters and open at both ends. Silver is > 0.5 ppm over the entire length with the northern 200 meters being greater than 0.9 ppm. Coincident lead, zinc and copper anomalies occur with the silver. The geochemical anomaly sits on the flank of a magnetic high.

  Besides the magnetic and EM anomalies mentioned above there are 4 EM anomalies outside of the grid coverage. The largest is 350 by 90 meters and has the min file occurrence called the Hungary Man at its southern edge. The remainder of the anomalies are circular and from 100 to 125 meters across. The airborne survey also revealed the min file occurrence known as the Root corresponds with a north trending magnetic high within sediments of the Ymir Group indicating possible extensions to the historic occurrence.

  An extensive program of trenching and drilling along with soil sampling to close off open anomalies and geologic mapping are all planned for 2007.

  Kootenay is the operator of the project and geologic mapping, gridding, soil geochemistry and preliminary trenching are planned over the shear hosted gold system.

  All samples were assayed by Acme Analytical Labs in Vancouver, B.C. using an ICP package with geochem gold. The foregoing geological disclosure has been reviewed and verified by Kootenay's CEO, James McDonald, P.Geo. (a qualified person for the purpose of National Instrument 43-101, Standards of Disclosure for Mineral Projects). Mr. McDonald is a director of the Company.

  Willet Property, Ontario

  On October 12, 2005, the Company acquired an option from Canadian Prospecting Ventures Inc. to earn a 100% undivided interest in the Willet Property, located in Willet Township, Ontario. Consideration is, over a 3-year period, to pay $30,000 (as at January 31, 2007, $5,000 has been paid), issue 200,000 common shares of the Company (as at January 31, 2007, 50,000 shares have been issued) and incur an aggregate of $75,000 in exploration expenditures (as at January 31, 2007, $1,220 has been expended). There is a 2% NSR payable on the property, of which half may be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on March 1, 2006.

  The Willet Property consists of 640 acres and is underlain by Nippising Diabase and the Lorrain Formation. Located on the Property is the Lucky Godfrey Mine which has a shaft to 102 feet with a level at 100 feet with 300 feet of drifting. The mine shipped one car load of silver ore in 1910. The Property has two vein systems ranging from 1 to 3 feet wide and is prospective for silver-cobalt and for diamonds as it is located just west of the Montreal River Fault. The Company plans prospecting, mapping and geophysics for the Property during the summer and fall of 2007.

  Horwood Group, Ontario

  In January 2006, the Company assembled a large land package of over 10,920 acres in the Horwood Lake area of Ontario, approximately 30 miles southwest of Timmins, by optioning from various vendors four properties: Horwood Gold, Horwood Gold 2, Labbe and Ross-Windsor. These properties cover the main part of the Horwood Lake peninsula. Their amalgamation as the "Horwood Property" represents the first time the area will be explored systematically by one company.

  The Horwood Property possesses significant exploration potential to host economic gold mineralization within both altered carbonate-silica-pyrite rich zones in porphyritic phases of the Horwood Peninsula Pluton (HPP), and quartz veins located close to the HPP in footwall mafic volcanic flows. Drilling within the HPP by past operators suggests that gold mineralization may be linked to bleached mineralized quartz carbonate veins. The actual orientations of the vein systems have yet to be defined or thoroughly investigated. Such is the case for the Labbe occurrence where 3 seperate mineralized pyritic zones occur within quartz carbonate vein stockworks hosted by sheared bleached and silicified granodiorite. (a recent grab sample of the Labbe #3 occurrence returned a value of 10.30 g/t Au).

  A vertical drill hole testing the up-dip projection of an earlier drill intersection of 0.042 oz/t Au over 1.0 meter intersected 0.34 oz/t Au over 1.45 meters. A Mise A La Masse survey suggests that the gold/sulphide zone trends in an easterly direction parallel to the local metavolcanic stratigraphy for at least 220 meters and the strike extensions have yet to be drill tested. Two grab samples taken from a trench near these drill holes returned values of 3.33 g/t Au and 3.02 g/t Au. These occurrences suggest that gold mineralization occurs within a variety of environments that are structurally controlled.

  Trenching has discovered a new unexplored gold zone. Compilation of the gold analyses is underway. Next steps include detailed gridding and geophysics to assess the potential strike and width extent of the mineralized zone prior to further trenching and drilling.

  A. Horwood Gold Property, Ontario

  On January 4, 2006, the Company acquired an option from Frederick J. Ross, Christina McManus, Jennah Durham, Denis Laforest and Garry Windsor (each as to 20%) to earn a 100% undivided interest in the Horwood Gold Property. Consideration is, over a 2-year period, to pay $50,000 (as at January 31, 2007, $30,000 has been paid) and issue 200,000 common shares of the Company (as at January 31, 2007, 150,000 shares have been issued). There is a 3% NSR payable, of which two-thirds may be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on March 22, 2006.

  B. Horwood Gold 2, Ontario

  On January 4, 2006, the Company purchased one mineral claim from Jennah Durham, Christina McManus, Tina Petroni and Denis Laforest. Under the terms of the agreement, the Company paid $6,000. There is a 2% NSR payable, of which half may be purchased for $500,000.

  C. Labbe Property, Ontario

  On January 4, 2006, the Company acquired an option from Frederick J. Ross, Christina McManus, Denis Morin, Fernand Morin and Roger Dennomme (each as to 20%) to earn a 100% undivided interest in the Labbe Property. Consideration is, over a 2-year period, to pay $30,000 (as at January 31, 2007, $15,000 has been paid)) and issue 200,000 common shares of the Company (as at January 31, 2007, 100,000 shares have been issued). There is a 3% NSR payable, of which two-thirds may be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on March 22, 2006.

  D. Ross Windsor Property, Ontario

  On January 4, 2006, the Company acquired an option from Frederick J. Ross (as to 60%) and Garry Frederick Windsor (as to 40%) to earn a 100% undivided interest in the Ross Windsor Property. Consideration is, over a 3-year period, to pay $35,000 (as at January 31, 2007, $10,000 has been paid), issue 175,000 common shares of the Company (as at January 31, 2007, 50,000 shares have been issued) and incur an aggregate of $20,000 in exploration expenditures (as at January 31, 2007, $2,071 has been expended). There is a 3% NSR payable, of which two-thirds may be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on March 22, 2006.

  East Breccia Property, Ontario

  On March 1, 2006, the Company acquired an option from Ken Fenwick (as to 43%) , George Lucuik (as to 42%) and Daniel Shelly (as to 15%) to earn a 100% undivided interest in the East Breccia Property located in the Nicolet Township, Ontario. Consideration is, over a 4-year period, to pay $142,000 (as at January 31, 2007, $12,000 has been paid), issue 300,000 common shares (as at January 31, 2007, 50,000 shares have been issued) and incur an aggregate of $160,000 in exploration expenditures (as at January 31, 2007, $3,370 has been expended). There is a 2% NSR payable, which may be purchased for $2,000,000. The agreement was accepted for filing by the Exchange on June 1, 2006.

  The property hosts the East Breccia, and half of the West Breccia that were formerly owned along with the South and Breton Breccias by the Tribag Mining Company. Between 1967 and 1974, the Tribag Mining Company produced about 1.25 million tonnes of ore averaging 2% copper from the Breton Breccia and part of the West Breccia.

  The East Breccia is the largest of the breccias and has never been mined. It has been explored by a 294 foot adit and drilling during the late 1960's and early 1980's.

  Trenching has discovered a new unexplored gold zone. Compilation of the gold analyses is underway. Next steps include detailed gridding and geophysics to assess the potential strike and width extent of the mineralized zone prior to further trenching and drilling.

  Gould Copper Mine Property, Ontario

  On September 19, 2005, the Company acquired an option from 733526 Ontario Inc. and Jim Ralph (each as to 50%) to earn a 100% undivided interest in the Gould Copper Mine Property located in the Sault St. Marie Mining Division, Ontario. Consideration is, over a 4-year period, to pay $50,000 (as at January 31, 2007, $12,000 has been paid), issue 140,000 common shares of the Company (as at January 31, 2007, 25,000 shares have been issued) and incur an aggregate of $100,000 in exploration expenditures (as at January 31, 2007, $4,118 has been expended). There is a 2% NSR payable, half of which may be purchased for $750,000. The agreement was accepted for filing by the Exchange on June 2, 2006.

  The Property is located 26 km west of Elliot Lake and is road accessible. Five quartz vein and stockwok zones have been exposed by historical trenching, drilling and an adit along a 3 km strike length on the Property. Exploration activities will focus on delineating the strike and down dip extent of the zones along with the potential for parallel zones on the Property.

  Compilation of existing data is underway. This information will be used to identify extensions of existing copper zones and new potential zones for testing by drilling or trenching.

  Patent Gold Property, Ontario

  On May 2, 2006 the Company acquired an option from Frederick J. Ross (as to 50%), Garry Windsor as to 25%) and Bruce Durham (as to 25%) to earn a 100% interest in the Patent Gold Property located in the Sewell and Reeves Townships, Ontario. Consideration is, over a 3-year period, to pay $70,000 (as at January 31, 2007, $15,000 has been paid), issue 250,000 common shares of the Company (as at January 31, 2007, 50,000 shares have been issued) and incur an aggregate of $130,000 in exploration expenditures (as at January 31, 2007, $838 has been expended). There is a 3% net smelter return of which two-thirds may be purchased for $1,500,000.

  The Patent Gold Property is located 1.5 km south of Highway 101 and is accessible by gravel road and an ATV trail in Sewell Township. Gold mineralization was first discovered in 1916. According to government reports, trenching and stripping at that time uncovered a north-south oriented chlorite-carbonate altered shear zone in mafic to intermediate volcanics. The shear zone is largely filled with irregular masses of quartz. The vein material mixed with altered country rock can reach up-to 50 feet in width. Pyrite, pyrrhotite, chalcopyrite, calcite, tourmaline, and mariposite (chrome mica) are associated with the quartz veins. The country rock is also reportedly to be liberally impregnated with sulphides. Limited work has been done on the property since it was initially trenched and stripped.

  Historical trenches and stripped areas have slumped in and are largely overgrown with vegetation. The Company plans to reopen the trenches, and conduct an extensive sampling programme to establish the gold potential for the area in 2007.

  Loveland Property Group, Ontario

  On May 18, 2006 the Company acquired an option from Larry Gervais (as to 75%), Bruce Pigeon (as to 12.5%) and Lance Eden (as to 12.5%) to earn a 100% interest in the Loveland 1 Property located in the Loveland and Byers Townships, Ontario. On May 18, 2006, the Company acquired an option from Larry Gervais (as to 98.9%) and Johnny Gull (as to 1.1%) to earn a 100% interest in the Loveland 2 Property located in the Loveland, Byers and Thorburn Townships, Ontario.

  Consideration, for each of the Loveland properties, over a 5-year period, is to pay $300,000 (as at January 31, 2007, $50,000 has been paid on each property), issue 600,000 common shares of the Company (as at January 31, 2007, 100,000 shares have been issued for each property) and incur an aggregate of $150,000 in exploration expenditures (as at January 31, 2007, $2,568 has been expended on the Loveland 1 property). There is a 3% net smelter return of which two-thirds may be purchased for $3,000,000. In addition, there are 100,000 issuable after completion of a positive feasibility study and $12,500 in advance royalty payments every six months commencing after all other payments are made. The agreements were accepted for filing by the Exchange on July 19, 2006.

  The recent Megatem Airborne Geophysical Survey, flown as part of the Discovery Abitibi initiative, has identified numerous electromagnetic anomalies that could represent massive sulphide mineralization on the properties. The properties are underlain by felsic to ultramafic volcanics and intrusives that are favourable for hosting volcanogenic copper-zinc, or ultramafic related nickel-copper deposits. The Loveland 2 property also hosts an historical nickel-copper sulphide zone discovered by Cominco. The properties are about 25 km due west of the Kidd Creek copper-zinc-silver deposit, and 30 km due east of the Montcalm nickel-copper deposit.

  The Company's consulting geophysicist is assessing the Megatem data to identify the most favourable targets for ground follow-up by prospecting, geophysics, and geochem, prior to testing by trenching or drilling.

  Keith-Sewell and Morin Property Group, Ontario

  On April 10, 2006 the Company acquired from Frederick J. Ross (as to 66 2/3%) and Garry Windsor (as to 33 1/3%) an option to earn a 100% interest in the Keith Sewell Property located in the Keith and Sewell Townships, Ontario.

  On May 28, 2006 the Company acquired from Denis Morin and Roger Denomme (each as to 50%) an option to earn a 100% interest in the Morin Property located in the Keith Township, Ontario.

  The Keith-Sewell Property consists of two properties - the Keith Property and the Sewell Property. Consideration is, for the Keith Property, over a 2-year period, to pay $90,000 (as at January 31, 2007. $21,000 has been paid), issue 270,000 common shares of the Company and incur an aggregate of $90,000 in exploration expenditures (as at January 31, 2007, $26,875 has been expended on the Keith property) and for the Sewell Property, over a 2-year period, issue 150,000 common shares of the Company. As at January 31, 2007, 110,000 shares have been issued for the Keith-Sewell properties. There is a 3% net smelter return on the Keith-Sewell properties of which two-thirds may be purchased for $1,500,000.

  Consideration for the Morin property is, over a 3-year period, to pay $110,000 (as at January 31, 2007, $10,000 has been paid) and issue 220,000 common shares of the Company (as at January 31, 2007, 20,000 shares have been issued). There is a 3% net smelter return on the Morin property of which half may be purchased for $1,000,000.

  The agreements were accepted for filing by the Exchange on July 12, 2006.

  The Keith-Sewell properties consist of separate claim blocks in Keith Township and Sewell Township. The properties are road accessible and are underlain by a volcano-sedimentary sequence ranging from variably altered, and locally sheared, ultramafic sills to felsic volcanics and clastic sediments.

  Historical work on the claim groups has identified sporadic nickel and/or gold mineralization. One of the Keith Township claim blocks is located immediately south of the former gold producing Joburke mine. It is also adjacent to the west boundary of PGM Ventures' Sangold Property. In January, 2006, PGM reported that drill holes SND-05-09 (a) and SND-05-18 (a) intersected 24.05m averaging 2.59 g/t gold and 8.90m of 13.04 g/t gold, respectively.

  The Morin property is road accessible and is underlain by a volcano-sedimentary sequence ranging from variably altered, and locally sheared, mafic to felsic volcanics and clastic sediments.

  The Property is located east and south-east of the former gold producing Joburke mine. It is also adjacent to PGM Ventures' Sangold Property. In January, 2006, PGM reported that drill holes SND-05-09 (a) and SND-05-18 (a) intersected 24.05m averaging 2.59 g/t gold and 8.90m of 13.04 g/t gold, respectively.

  The Company has gridded part of the property and identified numerous mag and VLF-EM anomalies. These targets will be assessed for nickel, copper and gold mineralization by ground geochemical surveys, prospecting followed by trenching or drilling in 2007. Gridding and geophysics may also be expanded to follow existing zones on strike.

  Anderson Lake Property, Ontario

  On June 23, 2006, the Company acquired an option from Ken Fenwick, Karl Bjorkman and Don Devereaux to earn a 100% interest in the Anderson Lake Property, located about 45 km east of Thunder Bay, Ontario. Consideration is, over a 4-year period, to pay $142,000 (as at January 31, 2007, $12,000 has been paid) issue 300,000 shares of the Company (as at January 31, 2007, 50,000 shares have been issued) and incur an aggregate of $160,000 in exploration expenditures (as at January 31, 2007, $1,210 has been expended). There is a 3% NSR payable, of which two-thirds may be purchased for $1,500,000. Advance royalty payments of $15,000 per year will commence on the fifth year anniversary date of signing the agreement.

  The Anderson Lake Property is accessible by highway, secondary gravel roads and an ATV trail. A power line is located adjacent to the south east corner of the property.

  The property is underlain by Precambrian highly altered sediments (biotite-schist) and granite. Molybdenite mineralization is associated with pegmatite dykes along the sediment granite contact. The property has seen very limited exploration since it was first trenched in the late 1930's. Historical trenching traced molybdenite mineralization for more that 790 metres along strike with the average true width of the mineralized zone reported at 12.8 metres.

  Eighteen holes were drilled in 1958. The mineralized zone was found to strike north-south with a 40 degree dip to the east. Hole 8 reportedly intersected a high grade zone assaying 16.63% molybdenite over 2.13 metres of core length. The Company plans to re-open historical trenches and strip new areas to map and sample in order to produce an average grade for the zone. Drilling to define a resource will be considered based on the results of surface sampling.

  Chewett Property, Ontario

  On June 28, 2006, the Company entered into an agreement (the "Agreement") with Frederick J. Ross (as to 50%) and Garry Windsor (as to 50%) (the "Vendors") to acquire an option to earn a 100% interest in 6 mineral claims (comprising a total of 52 units) situated in the Chewett Township, Ontario. Consideration is $15,000 (paid). There is a 2% NSR payable, of which half may be purchased for $750,000.

  Ground geophysics and geochem sampling will outline circular airborne magnetic anomalies for kimberlite potential prior to being considered for testing by drilling.

  Blackstock Property, Ontario, Oke & Ford Property, Ontario and McTavish Property, Ontario

  The Blackstock Property, the Oke & Ford Property and the McTavish Proeprty, all situated in Ontario were acquired by staking. There were no underlying agreements. The staking was done based on management's interpretation of geological structures found on the properties from government files.

  Forge Lake Property, Ontario and Otter Pond Property, Ontario

  The Company entered into joint venture agreements with Golden Chalice Resources Inc. ("Golden Chalice"). Consideration consists of the following:

  Forge Lake Property - $58,500 payable over three years (as at January 31, 2007, $34,000 has been paid), 40,000 shares of Golden Chalice to be reimbursed in cash by the Company, payable after three years, and a payment of $100,000 and the issuance of 100,000 shares at the earlier of 90 days of sustained commercial production and six years from the date of the agreement. The costs will be split 50/50 and the Company will pay a 15% administration fee. The lease entered into by Golden Chalice and half assigned to the Company provides for annual cash payments, paying of taxes and minimum work expenditures. In addition, there is a royalty payable. The property lies to the north-east of Dianor's Leadbetter Property and have favourable geology and geophysics for kimberlite targets.

  Otter Pond Property - $158,500 payable over four years (as at January 31, 2007, $27,495 has been paid), 75,000 shares of Golden Chalice to be reimbursed at fair market value of the Golden Chalice shares as at the time of issuance, a payment of $100,000 and the issuance of 100,000 shares at the earlier of 90 days of sustained commercial production and six years from the date of the agreement. The Company is responsible for 47% of these costs.

  Chapleau Property, Ontario

  The Company acquired 34,900 acres of prospective kimberlite ground in the Chapleau area of Ontario from Chalice Diamond Corp. (formerly Golden Chalice Resources Inc.) ("Chalice"), a public company related by common directors. The Company agreed to pay for staking or leasing costs, estimated to be $150,000, plus 15% for administration, to earn a 50% working interest in the property. Upon payment of the acquisition cost, a joint venture will be formed to perform further exploration work on a pro rata basis plus a 15% administration fee with Chalice as the operator. As at January 31, 2007, a total of $356,472 has been expended by the Company.

  Recent staking has covered numerous zones with kimberlitic indicator minerals in sediments and till samples, and a series of circular airborne magnetic anomalies on strike with the discovery ground. The Company will further explore these anomalies and their magnetic pipe-like features.

  Exploration work in the area by joint venture partner, Chalice, has confirmed the presence of a kimberlite dyke. Historical data from government assessment files refer to a thin section analysis which indicates the discovery dyke is indeed kimberlitic. The Company has sent rock, till and lake sediment samples for further analysis to determine the presence of diamonds in the area, particularly in light of government assessment files which indicate a macro diamond was recovered from the discovery ground.

  This acquisition follows a six month in-house compilation programme by Chalice followed by field work to explore for diamonds in Ontario. Compilation of geological, geochemical, geophysical, assessment file and other data held or prepared by the Ministry of Northern Development of Mines, Ontario Geological Survey, Natural Resources Canada and the Geological Survey of Canada led to the discovery.

  During fiscal 2006, the Company increased the number of acres that fall under this arrangement to 47,278.

  Chalice, as the operator for exploration activities, has conducted ground geophysical, geochemical, and prospecting surveys to evaluate a significant number of potential kimberlite targets on the Amador/Chalice Diamond joint venture properties. Sample results and assessment of this initial work are pending. Geophysical and geochemical work is on-going to evaluate all the targets on the large land package. Once the results are compiled, targets will be identified for trenching and drilling during 2007.

  Savard & Sharpe Property, Ontario

  On December 8, 2005, the Company acquired an option from Pat Gryba to earn a 100% undivided interest in the Savard & Sharpe Property, located in Savard & Sharpe Township, Ontario (the "Option"). Consideration is, over a 3-year period, to pay $175,000 (as at January 31, 2007, $25,000 has been paid). There is a 2% NSR payable, half of which may be purchased by the Company for $500,000. The Company may at any time prior to the first anniversary date of signing the agreement pay $50,000 to Pat Gryba in which case the Option shall be deemed to have been exercised and the Company will have acquired an undivided 100% interest in the Property.

  This property has a number of circular airborne magnetic anomalies that could represent kimberlite pipes hosting diamonds.

  Field work to assess the kimberlite portenial of the magnetic anomalies on the property is planned for 2007.

  NOTE: At a special meeting held on September 21, 2006, the shareholders of the Company approved and adopted a statutory plan of arrangement (the "Arrangement") pursuant to section 289 of the Business Corporations Act (British Columbia). The purpose of the Arrangement ("Arrangement") is to reorganize the Company's mineral property assets in an effort to maximize shareholder value. Specifically, the Company's Chapleau Diamond Property in the Sault Ste. Marie Mining Division of Ontario and the Savard & Sharpe Property, located in Savard & Sharpe Township, Ontario will be transferred into Diamondcorp Resources Inc. ("Diamondcorp"). Under the terms of the Arrangement, Company shareholders of record on closing of the Arrangement will receive one share of Diamondcorp for every three Amador Gold Corp. shares held. The Company has provided a working capital loan to Diamondcorp for working capital and to ensure that work continues on the Properties until Diamondcorp can complete its financing.

  Selected Annual and Quarterly Financial Information

  Annual - October 31
	2006	2005	2004
Revenues	$ -	$ -	$ -
Loss before other items	(1,159,271)	(440,777)	(539,000)
Loss for the year (consolidated)	(4,197,401)	(339,777)	(527,212)
Net loss per share, basic and diluted	(0.08)	(0.01)	(0.04)
Total assets	2,659,974	3,733,889	2,516,545
Long term financial liabilities	-	-	-
Deficit, end of year	(8,469,002)	(4,271,601)	(3,931,824)

  　Notes:

  (a) The Company has no history of declaring dividends

  (b) There were no discontinued operations or extraordinary items in the years under review

  (c) The Company has no off balance sheet arrangements

  A. Results of Operations

Fiscal 2007	First Quarter
Revenues	Nil
Net Loss	($284,513)
Net Loss Per Share	($0.00)

Fiscal 2006	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	Nil	Nil	Nil	Nil
Net Loss	($241,258)	($122,071)	($3,328,038)	($506,034)
Net Loss Per Share	($0.01)	($0.01)	($0.05)	($0.01)
Fiscal 2005	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	Nil	Nil	Nil	Nil
Net Income (Loss)	$54,334	($64,788)	($127,645)	($201,678)
Net Loss Per Share	$0.00	($0.00)	($0.01)	($0.01)

  Three Months Ended January 31, 2007 (unaudited) vs. Three Months Ended January 31, 2006 (unaudited)

  There is no revenue for the three months ended January 31, 2007 (2005 - Nil). The Company realized a loss of $(284,513) for the three-month period ended January 31, 2007 compared to $(241,258) in the three months ended January 31, 2006. Expenses for management fees of $111,440 (2006 - $121,440) were paid to companies owned 100% by directors of the Company. Other expenses for the three-month period include $2,563 (2006- $1,188) for legal and accounting, $10,597 (2006 - $7,078) for regulatory fees and $2,442 (2006 - $1,270) for transfer agent fees. The increase in regulatory fees is the result of a number of property acquisitions requiring regulatory approval. Another category is investor relations and promotion of $17,532 (2006 - $3,737) as the Company had materials prepared for display in a booth and hand out at various investment forums that directors attend across North America.

  C. Liquidity and Capital Resources

  The Company has financed its operations almost exclusively through the sale of its common shares to investors and will be required to continue to do so for the foreseeable future.

  January 31, 2007 (unaudited)

  At the beginning of the period, the Company had cash on hand of $540,099.

  During the three-month period, the Company closed a private placement consisting of 13,965,000 flow-through units at $0.12 per unit, for gross proceeds of $1,675,800. Each unit is comprised of one common share and one non-transferable share purchase warrant, each warrant to purchase one non-flow-through common shares at an exercise price of $0.15 per share, until December 21, 2008. Cash finder's fees of $32,832 were paid. The proceeds from the private placement are being used by the Company for exploration on its properties and for working capital.

  During the three-month period, the Company expended $132,755 on the acquisition of mineral properties and $240,744 on exploration, leaving the Company with $1,342,034 cash and cash equivalent (restricted) at the end of the period. This compares to the same period in 2006 when the Company had $189,341 at the beginning of the period, raised $697,000 (less share issuance costs of $25,200) through the issuance of share capital and ended the period with $559,092 cash and cash equivalent.

  Fiscal 2006

  At the beginning of the fiscal year, the Company had cash of $189,341. It raised $2,843,875 through the issuance of share capital. During the year, it acquired fourteen new mineral properties. Acquisition costs amounted to $1,195,167 and $655,669 was spent on exploration. At the end of the fiscal year, working capital was $463,591. The Company's historical capital needs have been met by equity financing.

  In fiscal 2006, the Company closed the following private placements:

  5,650,000 units (of which 2,500,000 are flow-through units and 3,150,000 are non-flow-through units) for cash of $0.10 per unit, each unit comprised of one common share and one non-transferable share purchase warrant, each warrant to purchase one common share at an exercise price of $0.10 per share, until January 17, 2008. During the fiscal year, a total of 200,000 shares were issued on exercise of share purchase warrants from this private placement; and

  13,467,833 units (of which 11,911,833 are flow-through units and 1,556,000 are non-flow-through units) for cash of $0.15 per unit, each unit comprised of one common share and one non-transferable share purchase warrant, each warrant to purchase one common share at an exercise price of $0.20 per share, until May 17, 2008. During the fiscal year, no share purchase warrants were exercised from this private placement.

  The Company believes it does not have sufficient working capital to meet its obligations for the next 12 months. The Company has a very large portfolio of exploration properties and has entered into several option agreements which provide for significant work expenditures. Additional capital will be required to meet the obligations of the option agreements and to continue work on its other properties and to meet the working capital requirements.

  Fiscal 2005

  At the beginning of the fiscal year, the Company had cash of $23,017. It raised $1,732,501 (of which $167,000 was collected subsequent to the year end - net $1,568,501) through the issuance of share capital. During the year, it acquired sixteen new mineral properties. Acquisition costs amounted to $589,108 and $361,793 was spent on exploration. At the end of the fiscal year, working capital was $152,601. The Company's historical capital needs have been met by equity financing.

  In fiscal 2005, the Company closed the following private placements:

  500,000 units at $0.40 per unit, each unit comprised of two flow-through common shares, one non-flow-through common share, and three non-transferable warrants, each warrant to purchase one common share at an exercise price of $0.14 per share, exercisable until December 8, 2006.

  1,000,000 units at $0.15 per unit, each unit comprised of one flow-through common share and one-half of a non-transferable warrant, each full warrant to purchase one non-flow-through common share at an exercise price of $0.20 per share, exercisable until December 30, 2005. The Company paid an advisory fee of $12,000 and issued 100,000 broker's warrants. Each broker warrant entitles the holder thereof to purchase one common share at a price of $0.15 until December 30, 2005. These warrants were not exercised.

  1,000,000 units at $0.10 per unit, each unit comprised of one common share and one non-transferable warrant, each warrant to purchase one common share at an exercise price of $0.10 per share, until March 23, 2007.

  750,000 units at $0.10 per unit, each unit comprised of one common share and one non-transferable warrant, each warrant to purchase one common share at an exercise price of $0.10 per share, until June 3, 2007.

  3,960,000 flow-through units and 8,115,000 non-flow-through units at $0.10 per unit, each unit comprised of one common share and one non-transferable share purchase warrant, each warrant to purchase one non-flow-through common shares at an exercise price of $0.10 per share, until October 7, 2007.

  The Company issued 4,730,688 units in settlement of debt, in the amount of $614,989, each unit comprising one common share of the Company and one non-transferable share purchase warrant exercisable at $0.13 per share on or before December 23, 2006.

  Stock Based Compensation Plan

  Effective November 1, 2003, the Company adopted, on a prospective basis, the recommendations of the Canadian Institute of Chartered Accountants with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments. Under this policy the Company has elected to value stock-based compensation granted at the fair value as determined using the Black-Scholes option valuation model.

  Changes in Accounting Policy

  There were no changes to the Company's accounting policies.

  Financial Instruments and Other Instruments

  The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk. As of the date hereof, the Company's investment in resource properties has full exposure to commodity risk, both upside and downside. As the gold and silver price moves so to does the underlying value of the Company's gold and silver projects.

  Outlook

  The Company has a portfolio of properties at the exploration stage of development. Preliminary work is to be completed on the properties and, based on results, work programs will be developed in order to further explore these properties.

  The Company's future financial success will be dependent upon the ability to raise additional capital from the issue of treasury shares or the discovery and development of a body of commercial ore. Such discovery and development may take years, if at all, to complete and the amount of resulting income, if any, is impossible to determine. The Company does not expect to receive significant income from any of its properties in the foreseeable future.

  Failure to obtain additional financing on a timely basis will cause the Company to forfeit its interest in its properties, dilute its interests in the properties, reduce or terminate its operations and/or re-negotiate the terms of property agreements.

  Outstanding Share Data

  The authorized capital of the Company consists of an unlimited number of common shares. As at January 31, 2007, there were 75,190,748 common shares issued and outstanding.

  As at January 31, 2007, the following stock options and share purchase warrants were outstanding:

  Options:

Number of Options	Exercise Price	Expiry Date
255,000	$0.10	October 8, 2007
85,000	$0.20 (re-priced from $0.23)	December 18, 2007
248,000	$0.20 (re-priced from $0.25)	March 2, 2008
50,000	$0.20 (re-priced from $0.30)	June 16, 2008
430,000	$0.20 (re-priced from $0.56))	January 5, 2009
1,510,000	$0.10	July 28, 2010
1,331,000	$0.10	November 17, 2010
635,000	$0.20	February 2, 2011
1,440,000	$0.15	July 6, 2011
112,500	$0.15	November 3, 2011
6,096,500

  Warrants:

Number of Warrants	Exercise Price	Expiry Date
900,000	$0.10	March 23, 2007
750,000	$0.10	June 3, 2007
11,815,000	$0.10	October 7, 2007
5,450,000	$0.10	January 17, 2008
13,467,833	$0.20	May 17, 2008
13,965,000	$0.15	December 27, 2008
46,347,833

  Investor Relations

  Directors and officers of the Company all participate in a limited investor relations program. Management of the Company participated in the PDAC 2006 International Convention in March 2006 and various gold shows in Canada and the United States during 2006. The purpose of these shows is to inform current and potential investors, particularly institutions, and news writers about the prospects for the Company's properties. The Company has no arrangements for external promotional activities.

  Form 20-F Registration Statement

  The Company's SEC registration statement on Form 20-F became effective on August 20, 2004. As a result, the Company is an SEC reporting company and is required to file annual reports on Form 20-F and interim reports on Form 6-K. The Company's registration statement and reports are available on the SEC's web site at http://www.sec.gov/edgar/searchedgar/companysearch.html. Search the Company's filings by name (Amador), Central Index Key (CIK) code (0001266833), or SEC File Number (000-50422).

  Off Balance Sheet Arrangements

  The Company has no off balance sheet arrangements.

  Financial Instruments and Other Instruments

  The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk. As of the date hereof, the Company's investment in resource properties has full exposure to commodity risk, both upside and downside.

  The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying value, unless otherwise noted.

  Transactions with Related Parties

  In the current period, the Company recorded management fees of $111,440 (2006 - $121,440) to a company controlled by a director of the Company. For details refer to Note 5 to the unaudited financial statements.

  In the current period, fees for consulting services in the amount of $79,000 (2006 - $25,523; 2005 - $10,548) were paid to directors and officers of the Company and to a company controlled by a former officer of the Company. At January 31, 2007, $4,240 (2006 - $4,303) was owed to one of the related parties. For details refer to Note 5 to the unaudited financial statements.

  During 2006, the Company acquired a 50% interest in the Chapleau, Forge Lake, and Otter Pond mineral properties from a company with common directors. The Company incurred and deferred $429,155 (2006 - $Nil; 2005 - $Nil) for acquisition and exploration expenses and management fees of $4,990 (2006 - $Nil; 2005 - $Nil) charged by the related company on these properties. At January 31, 2007, $41,212 (2006 - $Nil) was owed to the related company.

  Subsequent Events

  On February 8, 2007, the closed a private placement of 2,350,000 units (of which 1,600,000 are flow-through units and 750,000 are non-flow-through units) at $0.12 per unit. Each unit is comprised of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share at $0.15 per share on or before February 5, 2009.

  On February 5, 2007, the Company entered into an option agreement to acquire a 100% interest in the Gogama Moly Property, located approximately 58 kilometres southwest of Thunder Bay, Ontario. Consideration for the property consists of $45,000, 200,000 shares and a work commitment of $75,000 all over a period of 2 years. There is a 2% net smelter return payable, of which half may be purchased for $1,000,000. The agreement was accepted for filing by the TSX Venture Exchange on February 20, 2007.

  On February 5, 2007, the Company entered into an option agreement to acquire a 100% interest in the Dale Gold Property, located in the Porcupine Mining Division, Ontario. Consideration for the property consists of $55,000 and 300,000 shares over a period of two years. There is a 2% net smelter return payable, of which half may be purchased for $1,000,000. The agreement was accepted for filing by the TSX Venture Exchange on March 26, 2007.

  On March 1, 2007, the Company entered into an option agreement to acquire a 20% interest in the Meteor Lake Property, located in the Larder Lake and Sudbury Mining Division, Ontario. The Company's partners in this agreement include Klondike Gold Corp. ("Klondike Gold") (20%), Golden Chalice Resources Inc. ("Golden Chalice") (20%) and Hastings Management Corp. (40%). Klondike Gold and Golden Chalice are public companies related by common directors. Hastings Management is a private company owned as to 100% by Richard W. Hughes, the President and a director of the Company. Consideration for the property consists of $20,000 (20% paid by the Company and the balance by its partners) and 200,000 shares of Klondike Gold. The Company will reimburse Klondike Gold for the value of the shares up to 20%, based on the closing price of the shares as at the date of issuance. The agreement is subject to acceptance by the TSX Venture Exchange.

  Approval

  The Board of Directors of the Company has approved the disclosure contained in this MD&A.

  Additional Information

  Additional information with respect to the Company is also available on SEDAR at www.sedar.com -and also on the Company's website at www.amadorgoldcorp.com.

  Corporate Data
  TSX Venture Exchange (Trading Symbol: AGX)
  Form 20-F - SEC File Number (000-50422)
  CUSIP #02264P 10 1

  (As at MARCH 27, 2007)

  Transfer Agent Share Structure

  Pacific Corporate Trust Company                 Shares Issued:

  510 Burrard Street, 3rd Floor                         78,665,748

  Vancouver, British Columbia, V6C 3B9         Outstanding Warrants:

  Phone: 604-689-9853                                 750,000 @ $0.10    (Expiry: June 3/07)

  Fax: 604-689-8144                                     11,815,000 @ $0.10   (Expiry: October 7, 2007)

                                                                    5,450,000 @ $0.10 (Expiry: January 17/08)

                                                                   13,467,833 @ $0.20 (Expiry: May 18/08)

                                                                   13,965,000 @ $0.15 (Expiry: December 21/08)

                                                                   2,350,000 @ $0.15 (Expiry: February 5/09)

                                                                   47,797,833

                                                                   Outstanding Options:

                                                                   255,000 @ $0.10 (Expiry: October 8/07)

                                                                   85,000 @ $0.20 (Expiry: December 18/07)

                                                                   248,000 @ $0.20 (Expiry: March 2/08)

                                                                   50,000 @ $0.20 (Expiry: June 16/08)

                                                                   430,000 @ $0.20 (Expiry: January 5/09)

                                                                   1,510,000 @ $0.10 (Expiry: July 28/10)

                                                                   1,331,000 @ $0.10 (Expiry: November 17/10)

                                                                   635,000 @ $0.10 (Expiry: February 1/11)

                                                                   1,440,000 @ $0.15 (Expiry: July 6/11)

                                                                   112,500 @ $0.15 (Expiry: November 3/11)

                                                                   6,096,500

                                                                   Fully Diluted Shares:  132,560,081

  Auditors:
  Morgan & Company
  Chartered Accountants
  1488-700 W. Georgia St.
  Vancouver, British Columbia, V7Y 1A1
  Phone: 604-687-5841
  Fax: 604-687-0075

  Financial Year End

  October 31

  FORM 20-F REGISTRATION STATEMENT

  Central Index Key (CIK) code (0001266833), or SEC File Number (000-50422)

  Directors, Officers and management

  Richard W. Hughes (President, CEO & Director) Phone: 604-685-2222

  Alan D. Campbell (CFO & Director) Fax: 604-685-3764

  Lynn W. Evoy (Director)

  John Keating (V.P., Exploration & Director) Website: www.amadorgoldcorp.com

  James M. McDonald, P. Geo. (V.P., Exploration & Director) E-mail: info@amadorgoldcorp.com

  Joseph Montgomery, Ph.D., P.Eng.(Director)

  Head office

  711-675 West Hastings Street
  Vancouver, British Columbia, V6B 1N2
  Phone: 604-685-2222 Fax: 604-685-3764

  SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  AMADOR GOLD CORP.

  (Registrant)

  Date: March 28, 2007 By: /s/ Beverly J. Bullock

  Beverly J. Bullock, Corporate Secretary